FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Merrill Lynch Mortgage Investors, Inc.	**000-0809-940**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 24, 2005, MLMI Series 2005-A1	**333-112231**

Name of Person Filing the Document
(If Other than the Registrant)


05002724

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

MERRILL LYNCH MORTGAGE INVESTORS, INC.

By: ______________________

Name: Matthew Whalen

Title: Managing Director

Dated: January 24, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.



RMBS New Transaction

Computational Materials

$569,138,000
(Approximate, Subject to Final Collateral)

MLMI 2005-A1
Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Merrill Lynch Mortgage Capital, Inc,
Sellers

Wells Fargo Bank Minnesota, N.A.
Master Servicer

January [6], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

FOR ADDITIONAL INFORMATION PLEASE CALL:

Banking / Deal Management

Matt Whalen	(212) 449-0752
Paul Park	(212) 449-6380
Tom Saywell	(212) 449-2122
Alan Chan	(212) 449-8140
Fred Hubert	(212) 449-5071
Alice Chu	(212) 449-1701
Sonia Lee	(212) 449-5067
Oleg Saitskiy	(212) 449-1901
Keith Singletary	(212) 449-9431
Calvin Look	(212) 449-5029

Trading

Scott Soltas	(212) 449-3659
Dan Lonski	(212) 449-3659
Charles Sorrentino	(212) 449-3659
Edgar Seah	(212) 449-3659

Research

Glenn Costello	(212) 449-4457

DEAL STRUCTURE SUMMARY:

MLMI 2005-A1

$569,138,000 (Approximate, Subject to Final Collateral)
Adjustable Rate Residential Mortgage Loans

Class		Principal or Notional Balance[6]	WAL (Yrs) (Roll/Mat)[1]	Payment Window (Months) (Roll/Mat)[1]	Certificate Interest Rates	Tranche Type	Expected Rtgs S&P/Fitch
1-A	$	146,289,000	1.77/3.22	1-32/1-356	WAC PT[2]	Senior	AAA/AAA
2-A	$	370,932,000	2.47/3.30	1-57/1-357	WAC PT[3]	Senior	AAA/AAA
3-A	$	36,986,000	2.84/3.29	1-80/1-356	WAC PT[4]	Senior	AAA/AAA
M-1	$	8,040,000	3.85/6.22	1-80/1-357	WAC PT[5]	Mezzanine	AA/AA
M-2	$	4,881,000	3.85/6.22	1-80/1-357	WAC PT[5]	Mezzanine	A/A
M-3	$	2,010,000	3.85/6.22	1-80/1-357	WAC PT[5]	Mezzanine	BBB/BBB
B-1	$	2,010,000				Subordinate	BB/BB
B-2	$	1,148,000		Information Not Provided Hereby		Subordinate	B/B
B-3	$	2,013,271				Subordinate	NR/NR
Total	$	574,309,271					

(1) The WAL and Payment Windows to Roll for the Class 1-A, Class 2-A and Class 3-A Certificates are shown assuming all loans are paid on their first reset date ("CPB") at pricing speed of 25% CPR. The WAL and Payment Windows to Maturity for the Class 1-A, Class 2-A and Class 3-A Certificates are shown at pricing speed of 25% CPR (as described herein).

(2) The Class 1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(3) The Class 2-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group II Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(4) The Class 3-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group III Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(5) The Class M-1, Class M-2 and Class M-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group I, Group II and Group III Mortgage Loans weighted on the basis of subtracting from the aggregate stated principal balance of each group of mortgage loans, the certificate principal balance of the related Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately [ ]%.

(6) These balances are approximate and are subject to an increase or decrease of up to 10%.

Depositors: Merrill Lynch Mortgage Investors, Inc. and Merrill Lynch Mortgage Capital, Inc.

Lead Manager: Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Trustee: Wells Fargo Bank, N.A.

Rating Agencies: S&P and Fitch will rate the Offered Certificates. It is expected that the Certificates will be assigned the credit ratings on page 4 of this preliminary Term Sheet.

Cut-off Date: January 1, 2005.

Pricing Date: On or about January [7], 2005.

Closing Date: On or about January 31, 2005.

Distribution Dates: The 25th day of each month (or if not a business day, the next succeeding business day), commencing in February 2005.

Certificates: The "Senior Certificates" will consist of the Class 1-A, Class 2-A and Class 3-A Certificates. The "Mezzanine Certificates" will consist of the Class M-1, Class M-2 and Class M-3 Certificates. The "Subordinate Certificates" will consist of the Class B-1, Class B-2 and Class B-3 Certificates. The Senior Certificates, Mezzanine Certificates and the Subordinate Certificates are collectively referred to herein as the "Certificates". Only the Class 1-A, Class 2-A, Class 3-A, Class M-1, Class M-2 and Class M-3 Certificates (collectively, the "Offered Certificates") are being offered publicly.

Registration: The Offered Certificates will be made available in book-entry form through DTC, and upon request only, through Clearstream, Luxembourg and the Euroclear system.

Federal Tax Treatment: It is anticipated that, for federal income tax purposes, the Offered Certificates will represent ownership of REMIC regular interests.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of any of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M-1 Certificates will be "mortgage related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984.

Clean-Up Call: The terms of the transaction allow for an optional termination of the trust and retirement of the Certificates on the date (the "Clean-Up Call Date") on which the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Offered Certificates will be priced assuming all loans are paid on their first reset date ("CPB") at a prepayment speed of 25% CPR.

Mortgage Loans: The trust will consist of three groups of approximately 1,291 adjustable rate, prime mortgage loans secured by first liens on one- to four-family residential properties. The information on the Mortgage Loans described herein is based on the pool of approximately $574,309,271 aggregate principal balance of Mortgage Loans as the Cut-off Date. Approximately 0.48%, 52.51% and 47.00% of the Mortgage Loans are indexed based on one-month LIBOR, one-year LIBOR and one-year Treasury, respectively, and substantially have original terms to maturity of 30 years. Approximately 9.73%, 54.10% and 4.13% of the Mortgage Loans are scheduled to pay interest only for the first three, five and seven years, respectively. All Mortgage Loans were generally originated in accordance with the related underwriting guidelines specified in the prospectus supplement.

Group I Mortgage Loans: As of the Cut-off Date, the Group I Mortgage Loans have an aggregate principal balance of approximately $151,595,049, which equals approximately 26.40% of the Mortgage Loans. All of the Group I Mortgage Loans pay a fixed rate of interest for the first three years.

Approximately 41.57% and 58.43% of the Group I Mortgage Loans are indexed based on one-year LIBOR and one-year Treasury, respectively. Approximately 36.86% of the Group I Mortgage Loans are scheduled to pay interest only for the first three years. After such three-year interest-only term, the Group I Mortgage Loans are scheduled to amortize on a 27-year fully amortizing basis.

Group II Mortgage Loans: As of the Cut-off Date, the Group II Mortgage Loans have an aggregate principal balance of approximately $384,385,783, which equals approximately 66.93% of the Mortgage Loans. All of the Group II Mortgage Loans pay a fixed rate of interest for the first five years.

Approximately 0.72%, 52.15% and 47.13% of the Group II Mortgage Loans are indexed based on one-month LIBOR, one-year LIBOR and one-year Treasury, respectively. Approximately 80.83% of the Group II Mortgage Loans are scheduled to pay interest only for the first five years. After such five-year interest-only term, the Group II Mortgage Loans are scheduled to amortize on a 25-year fully amortizing basis.

Group III Mortgage Loans: As of the Cut-off Date, the Group III Mortgage Loans have an aggregate principal balance of approximately $38,328,440, which equals approximately 6.67% of the Mortgage Loans. All of the Group II Mortgage Loans pay a fixed rate of interest for the first seven years.

Approximately 99.43% and 0.57% of the Group III Mortgage Loans are indexed based on one-year LIBOR and one-year Treasury, respectively. Approximately 61.89% of the Group III Mortgage Loans are scheduled to pay interest only for the first seven years. After such seven-year interest-only term, the Group III Mortgage Loans are scheduled to amortize on a 23-year fully amortizing basis.

Accrual Period: The interest accrual period for the Certificates for each Distribution Date will be the calendar month immediately preceding the month in which the Distribution Date occurs on a 30/360 basis.

Credit Enhancement: Senior/subordinate, shifting interest structure.

Certificates	S&P/Fitch	Bond Sizes*	Initial Subordination*
Senior Certificates	AAA/AAA	96.50%	3.50%
Class M-1	AA/AA	1.40%	2.10%
Class M-2	A/A	0.85%	1.25%
Class M-3	BBB/BBB	0.35%	0.90%

*Preliminary and subject to revision.

Shifting Interest: Until the Distribution Date occurring before February 2012, the Mezzanine Certificates and Subordinate Certificates will be locked out from receipt of all unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Mezzanine Certificates and Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Mezzanine Certificates and Subordinate Certificates will receive an increasing portion of unscheduled principal prepayments.

The prepayment percentages on the Mezzanine Certificates and Subordinate Certificates are as follows:

February 2005 - January 2012	0% Pro Rata Share
February 2012 - January 2013	30% Pro Rata Share
February 2013 - January 2014	40% Pro Rata Share
February 2014 - January 2015	60% Pro Rata Share
February 2015 - January 2016	80% Pro Rata Share
February 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement provided to the Senior Certificates related to a loan group by the Mezzanine Certificates and Subordinate Certificates reaches twice the initial subordination available to those Senior Certificates, on or after the distribution in February 2008, all principal from that loan group (scheduled principal and prepayments) will be paid pro-rata between those Senior Certificates and the Mezzanine Certificates and Subordinate Certificates (subject to performance triggers).

Any principal not allocated to the Mezzanine Certificates and Subordinate Certificates will be allocated to the Senior Certificates.

Allocation of Realized Losses:

Any realized losses on the Mortgage Loans will be allocated as follows: first, to the Subordinate Certificates in reverse order of their numerical class designations, in each case until the respective certificate principal balance has been reduced to zero; second, to the Mezzanine Certificates in reverse order of their numerical class designations, in each case until the respective certificate principal balance has been reduced to zero; and third to the related Senior Certificates, until their certificate principal balance has been reduced to zero.

Certificates' Priority of Distributions:

Distributions on the Certificates will be made on each Distribution Date from available interest and principal collections received during the related due period on the Mortgage Loans, in the following order of priority:

1) To the Senior Certificates, pro-rata, accrued and unpaid interest at the respective certificate Pass-Through Rate;
2) To the Senior Certificates, principal distributions from related available funds remaining, in each case until its certificate principal balance is reduced to zero.
3) Sequentially, from remaining available funds from all three loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2 and Class B-3 Certificates, in that order, accrued and unpaid interest at the respective Certificate Interest Rate.
4) Sequentially, from remaining available funds from all three loan groups, to the Class M-1, Class M-2, Class M-3, Class B-1, Class B-2, Class B-3 Certificates, such Class' pro-rata share of principal, until their respective certificate principal balances are reduced to zero as described under "Shifting Interest" above.

Assumptions:
25% CPR Initial 1 Year Treasury: 2.90% Initial 1 Month LIBOR: 2.40% Initial 12 Month LIBOR: 3.18%

Assumed Mortgage Loan Characteristics

Group	Loan Type	Principal Balance($)	Current Mortgage Rate(%)	Net Mortgage Rate(%)	Original Term to Maturity (Months)	Remaining Term to Maturity (Months)	Remaining Interest-Only Term (Months)	Gross Margin(%)	Maximum Mortgage Rate(%)	Minimum Mortgage Rate(%)	Initial Rate Cap(%)	Periodic Rate Cap(%)	Next Rate Adjustment (Months)	Rate Adjustment Frequency (Months)
1	1-Year LIBOR	7,133,546.22	4.841	4.591	360	355	0	2.250	10.841	2.250	2.000	2.000	31	12
1	1-Year LIBOR	55,884,720.21	5.021	4.771	360	356	32	2.250	11.021	2.250	2.000	2.000	32	12
1	1-Year Treasury	88,576,782.17	4.375	4.125	360	354	0	2.750	10.375	2.750	2.000	2.000	30	12
2	1-Month LIBOR	2,776,600.00	4.185	3.935	360	350	50	2.233	12.950	2.233	NA	NA	50	1
2	1-Year LIBOR	61,953,976.08	5.360	5.106	359	354	0	2.250	10.368	2.250	5.000	2.000	55	12
2	1-Year LIBOR	138,511,675.74	5.446	5.195	360	355	55	2.250	10.446	2.250	5.000	2.000	55	12
2	1-Year Treasury	8,352,286.03	5.214	4.846	360	357	0	2.750	10.214	2.750	5.000	2.000	57	12
2	1-Year Treasury	3,381,194.43	4.078	3.828	360	350	0	2.500	10.078	2.500	6.000	2.000	50	12
2	1-Year Treasury	93,080,305.33	4.652	4.291	360	357	57	2.721	9.677	2.721	5.000	2.000	57	12
2	1-Year Treasury	76,329,745.17	4.131	3.881	360	350	50	2.500	10.122	2.500	6.000	2.000	50	12
3	1-Year LIBOR	14,607,306.68	5.515	5.265	360	352	0	2.250	10.515	2.250	5.000	2.000	76	12
3	1-Year LIBOR	23,501,229.43	5.560	5.310	360	355	79	2.250	10.560	2.250	5.000	2.000	79	12
3	1-Year Treasury	219,903.83	5.375	5.125	360	356	80	2.750	10.375	2.750	5.000	2.000	80	12

TOTAL MORTGAGE LOANS

Total Current Balance		$574,309,271.32	
Total Number of Loans		1,291	

	Average or Weighted Average [1]	Minimum	Maximum
Current Balance	$444,856.14	$24,709.77	$2,000,000.00
Original Balance	$448,820.97	$74,250.00	$2,000,000.00
Loan Rate	4.908%	2.750%	6.500%
Servicing Fee	0.270%	0.250%	0.375%
Net Loan Rate	4.638%	2.500%	6.250%
Gross Margin	2.446%	1.925%	2.750%
Maximum Loan Rate	10.333%	8.750%	12.950%
Initial Rate Cap[2]	4.344%	2.000%	6.000%
Periodic Rate Cap[2]	2.000%	2.000%	2.000%
Original LTV	70.77%	12.89%	95.00%
Credit Score	738	624	839
Original Term (mos)	360	180	360
Remaining Term (mos)	354	176	358
Seasoning (mos)	6	2	25
Next Rate Reset	50	22	80
Rate Adj Freq	12	1	12
First Rate Adj Freq	55	36	84
IO Original Term[3]	58	36	84
IO Remaining Term[3]	52	25	80
Top State Concentrations ($)		CA(49.34%),VA(8.31%),MD(5.97%),IL(5.02%),NY(2.82%)	
First Pay Date		01/01/2003	12/01/2004
Rate Change Date		11/01/2006	09/01/2011
Maturity Date		09/01/2019	11/01/2034

[1] Based on current balances

[2] Excludes Mortgage Loans with maximum rate of 12.95%, which do not have initial rate caps/periodic rate caps

[3] For Interest-Only Loans only

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
One-Year Treasury	452	$269,940,216.96	47.00%	4.425%	744	$597,213	67.32%	78.10%
One-Month LIBOR	4	2,776,600.00	0.48	4.185	748	694,150	57.55	100.00
One-Year LIBOR	835	301,592,454.36	52.51	5.348	733	361,189	73.98	82.87
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3 Year/1 Year LIBOR ARM	183	$63,018,266.43	10.97%	5.001%	722	$344,362	73.51%	73.03%
3 Year/1 Year Treasury ARM	171	88,576,782.17	15.42	4.375	736	517,993	71.05	100.00
5 Year/1 Month LIBOR ARM	4	2,776,600.00	0.48	4.185	748	694,150	57.55	100.00
5 Year/1 Year LIBOR ARM	566	200,465,651.82	34.91	5.419	734	354,180	74.11	84.38
5 Year/1 Year Treasury ARM	280	181,143,530.96	31.54	4.448	748	646,941	65.50	67.37
7 Year/1 Year LIBOR ARM	86	38,108,536.11	6.64	5.543	747	443,123	74.07	91.23
7 Year/1 Year Treasury ARM	1	219,903.83	0.04	5.375	770	219,904	62.91	100.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Interest Only	881	$390,304,179.71	67.96%	4.937%	739	$443,024	70.48%	75.20%
Principal and Interest	410	184,005,091.61	32.04	4.848	736	448,793	71.39	92.41
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**



TOTAL MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0.01 to 100,000.00	11	$960,524.93	0.17%	5.566%	751	$87,320	62.71%	89.64%
100,000.01 to 200,000.00	158	25,120,112.43	4.37	5.367	737	158,988	71.08	77.71
200,000.01 to 300,000.00	164	41,309,870.58	7.19	5.375	738	251,889	73.74	80.84
300,000.01 to 400,000.00	326	117,393,348.35	20.44	5.064	733	360,102	73.52	84.13
400,000.01 to 500,000.00	258	116,344,479.89	20.26	5.036	742	450,948	72.28	80.38
500,000.01 to 600,000.00	163	89,886,055.92	15.65	4.882	732	551,448	72.80	79.37
600,000.01 to 700,000.00	74	47,994,657.04	8.36	4.810	741	648,576	70.71	72.72
700,000.01 to 800,000.00	37	27,778,278.19	4.84	4.778	737	750,764	68.41	73.26
800,000.01 to 900,000.00	27	23,081,289.37	4.02	4.544	750	854,863	66.19	63.03
900,000.01 to 1,000,000.00	36	35,076,844.42	6.11	4.446	739	974,357	63.88	83.30
1,000,000.01 to 1,100,000.00	14	15,028,000.01	2.62	4.182	750	1,073,429	64.15	92.78
1,100,000.01 to 1,200,000.00	2	2,353,000.00	0.41	4.434	762	1,176,500	69.42	51.00
1,200,000.01 to 1,300,000.00	5	6,296,366.69	1.10	4.462	748	1,259,273	72.65	100.00
1,300,000.01 to 1,400,000.00	4	5,402,142.53	0.94	4.287	734	1,350,536	56.67	100.00
1,400,000.01 to 1,500,000.00	5	7,293,383.99	1.27	4.809	742	1,458,677	64.70	100.00
1,500,000.01 to 2,000,000.00	7	12,990,916.98	2.26	4.111	745	1,855,845	57.17	100.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2.501 to 2.750	2	$1,004,707.90	0.17%	2.750%	790	$502,354	78.47%	100.00%
3.251 to 3.500	4	2,521,601.54	0.44	3.407	738	630,400	58.65	100.00
3.501 to 3.750	33	19,766,519.44	3.44	3.720	746	598,985	64.11	100.00
3.751 to 4.000	63	43,324,553.61	7.54	3.949	755	687,691	64.15	100.00
4.001 to 4.250	79	51,556,818.48	8.98	4.178	736	652,618	66.10	96.53
4.251 to 4.500	118	63,497,902.00	11.06	4.438	750	538,118	66.61	78.25
4.501 to 4.750	130	64,886,269.25	11.30	4.699	741	499,125	71.05	53.17
4.751 to 5.000	163	71,344,473.19	12.42	4.935	738	437,696	72.18	76.67
5.001 to 5.250	183	76,874,925.11	13.39	5.204	734	420,082	73.00	84.34
5.251 to 5.500	255	91,245,241.21	15.89	5.442	734	357,824	74.69	82.76
5.501 to 5.750	158	54,797,926.23	9.54	5.690	729	346,822	73.74	82.27
5.751 to 6.000	76	25,065,537.50	4.36	5.907	725	329,810	74.41	65.68
6.001 to 6.250	23	7,366,505.73	1.28	6.160	729	320,283	77.45	78.75
6.251 to 6.500	4	1,056,290.13	0.18	6.415	695	264,073	66.39	53.26





TOTAL MORTGAGE LOANS

Total:	1,291	$574,309,271.32	100.00%	4.908%	738	$444,856	70.77%	80.71%

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
169 to 180	1	$234,823.20	0.04%	5.000%	782	$234,823	50.00%	100.00%
325 to 336	2	1,280,000.00	0.22	3.984	738	640,000	80.00	100.00
337 to 348	43	26,261,063.30	4.57	4.572	750	610,722	67.93	97.74
349 to 360	1,245	546,533,384.82	95.16	4.926	738	438,983	70.89	79.84
Total:	1,291	$574,309,271.32	100.00%	4.908%	738	$444,856	70.77%	80.71%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
10.01 to 20.00	2	$267,999.99	0.05%	4.962%	785	$134,000	17.11%	100.00%
20.01 to 30.00	16	6,365,709.87	1.11	4.339	762	397,857	25.19	94.50
30.01 to 40.00	19	11,964,060.44	2.08	4.272	751	629,687	33.99	84.00
40.01 to 50.00	62	31,815,509.14	5.54	4.479	753	513,153	46.25	80.30
50.01 to 60.00	118	53,827,249.56	9.37	4.794	746	456,163	56.11	75.87
60.01 to 70.00	222	116,190,752.49	20.23	4.860	740	523,382	66.92	72.54
70.01 to 75.00	160	85,027,295.26	14.81	4.838	738	531,421	73.67	69.17
75.01 to 80.00	639	253,688,356.65	44.17	5.063	734	397,008	79.52	87.73
80.01 to 85.00	5	1,916,343.62	0.33	4.537	740	383,269	81.36	100.00
85.01 to 90.00	29	8,782,042.90	1.53	5.108	726	302,829	89.81	100.00
90.01 to 95.00	19	4,463,951.40	0.78	5.426	704	234,945	94.65	100.00
Total:	1,291	$574,309,271.32	100.00%	4.908%	738	$444,856	70.77%	80.71%

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$358,472.86	0.06%	4.500%	NA	$358,473	80.00%	100.00%
601 to 625	2	799,381.24	0.14	5.265	625	399,691	78.55	100.00
626 to 650	36	14,658,474.55	2.55	5.128	642	407,180	75.44	92.81
651 to 675	92	38,617,443.06	6.72	5.106	667	419,755	74.26	86.98
676 to 700	152	64,493,517.26	11.23	5.117	689	424,299	71.96	80.22
701 to 725	196	85,811,101.33	14.94	4.884	714	437,812	70.52	80.26
726 to 750	232	109,809,524.16	19.12	4.883	737	473,317	72.73	74.77
751 to 775	312	140,114,372.06	24.40	4.882	763	449,085	70.67	78.24
776 to 800	224	98,287,711.46	17.11	4.822	786	438,784	67.57	83.41
801 to 825	39	19,295,623.88	3.36	4.583	807	494,760	65.49	97.44
826 to 850	5	2,063,649.46	0.36	4.314	831	412,730	44.68	100.00
Total:	1,291	$574,309,271.32	100.00%	4.908%	738	$444,856	70.77%	80.71%

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	7	$2,901,733.87	0.51%	4.702%	770	$414,533	71.84%	100.00%
Arizona	41	13,787,432.64	2.40	5.110	727	336,279	70.47	79.71
California	547	283,363,813.80	49.34	4.771	738	518,033	68.92	72.24
Colorado	27	9,447,642.30	1.65	5.431	750	349,913	74.57	87.26
Connecticut	9	4,418,728.04	0.77	4.931	750	490,970	62.71	72.31
Delaware	3	707,912.79	0.12	5.621	683	235,971	72.66	82.40
District of Columbia	20	8,449,334.46	1.47	5.225	745	422,467	77.65	95.93
Florida	38	13,757,992.20	2.40	4.739	735	362,052	76.98	77.71
Georgia	38	13,627,209.31	2.37	4.937	739	358,611	75.98	93.34
Hawaii	8	2,694,737.90	0.47	4.977	780	336,842	65.90	92.17
Idaho	2	573,803.75	0.10	5.972	676	286,902	80.00	74.21
Illinois	59	28,826,606.89	5.02	4.676	733	488,587	68.76	86.68
Indiana	1	224,000.00	0.04	5.375	718	224,000	77.24	100.00
Iowa	2	258,246.04	0.04	5.204	766	129,123	70.00	0.00
Kansas	2	516,805.00	0.09	5.500	745	258,403	82.11	100.00
Maryland	98	34,277,557.32	5.97	5.355	736	349,771	76.08	92.96
Massachusetts	17	6,724,754.42	1.17	5.331	738	395,574	74.15	83.51
Michigan	19	9,014,407.48	1.57	4.927	731	474,442	73.00	95.72
Minnesota	11	3,317,859.37	0.58	4.794	707	301,624	79.52	84.45
Missouri	8	3,859,554.39	0.67	4.831	719	482,444	66.13	84.26
Montana	1	677,607.00	0.12	4.750	707	677,607	70.00	0.00
Nevada	22	7,027,095.57	1.22	5.156	739	319,413	75.15	87.27
New Hampshire	2	600,000.00	0.10	5.500	767	300,000	67.52	100.00
New Jersey	28	12,288,159.02	2.14	5.231	714	438,863	68.29	86.19
New Mexico	5	1,754,122.45	0.31	5.306	727	350,824	75.39	83.43
New York	20	16,175,818.87	2.82	4.343	765	808,791	57.74	94.51
North Carolina	20	7,274,792.96	1.27	4.792	747	363,740	65.66	89.04
Ohio	8	3,648,125.33	0.64	4.881	774	456,016	71.40	100.00
Oregon	9	2,594,486.79	0.45	5.156	740	288,276	78.33	93.70
Pennsylvania	7	3,729,007.02	0.65	4.846	749	532,715	64.64	93.13
South Carolina	7	2,507,958.80	0.44	4.979	746	358,280	72.71	92.29
Tennessee	5	1,598,141.66	0.28	4.756	729	319,628	77.87	100.00
Texas	40	14,771,239.22	2.57	5.129	736	369,281	74.79	86.39
Utah	3	1,301,945.16	0.23	4.464	784	433,982	79.46	81.87
Virginia	132	47,707,125.23	8.31	5.293	739	361,418	76.47	96.21
Washington	20	8,173,089.91	1.42	4.881	738	408,654	70.75	68.45
West Virginia	2	909,810.79	0.16	4.738	778	454,905	80.00	100.00
Wisconsin	3	820,613.57	0.14	5.527	723	273,538	79.48	42.79
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

TOTAL MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	1,185	$531,313,175.59	92.51%	4.923%	737	$448,366	70.85%	79.37%
Second Home	96	37,503,954.07	6.53	4.787	749	390,666	71.33	96.96
Investment	10	5,492,141.66	0.96	4.260	753	549,214	59.37	100.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Residence	743	$350,603,986.41	61.05%	4.875%	739	$471,876	69.84%	76.78%
Planned Unit Development	335	138,050,667.60	24.04	5.026	731	412,092	72.77	88.84
Condominium	187	69,142,416.45	12.04	4.946	744	369,746	73.21	79.83
Two-to-Four Family	14	8,926,903.66	1.55	4.537	750	637,636	66.06	100.00
Cooperative	10	6,942,494.91	1.21	4.458	756	694,249	60.94	100.00
Townhouse	2	642,802.29	0.11	3.734	779	321,401	58.60	100.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	797	$348,522,554.49	60.69%	4.948%	742	$437,293	74.41%	82.87%
Refinance (No Cash-out)	242	119,857,514.86	20.87	4.703	739	495,279	64.65	76.80
Refinance (Cash-out)	252	105,929,201.97	18.44	5.009	724	420,354	65.72	78.05
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full/Alt Documentation	852	$335,908,816.28	58.49%	5.083%	735	$394,259	73.81%	100.00%
Full Documentation	189	127,628,739.92	22.22	4.312	747	675,284	64.30	100.00
Stated Income/Verified Assets	146	50,404,476.60	8.78	5.473	726	345,236	69.78	0.00
Verbal Verification of Employment	71	42,118,323.66	7.33	4.703	748	593,216	65.69	0.00
Low Documentation	20	9,901,555.65	1.72	4.740	759	495,078	79.09	0.00
Streamlined Documentation	11	7,451,656.14	1.30	4.841	740	677,423	68.14	0.00
Reduced Documentation	1	555,000.00	0.10	5.000	647	555,000	75.00	0.00
Preferred Documnetation	1	340,703.07	0.06	4.250	701	340,703	78.39	0.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.925	1	$1,000,000.00	0.17%	4.350%	791	$1,000,000	58.82%	100.00%
1.950	1	316,000.00	0.06	4.400	719	316,000	80.00	100.00
2.240	1	500,000.00	0.09	4.750	745	500,000	61.73	0.00
2.250	836	302,094,454.36	52.60	5.346	733	361,357	73.98	82.73
2.500	117	89,793,689.60	15.64	4.119	754	767,467	60.60	100.00
2.550	1	145,600.00	0.03	4.250	713	145,600	80.00	100.00
2.750	334	180,459,527.36	31.42	4.573	739	540,298	70.53	67.80
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
8.501 to 8.750	3	$2,212,207.90	0.39%	3.296%	777	$737,403	76.58%	100.00%
8.751 to 9.000	3	3,573,005.38	0.62	4.000	726	1,191,002	63.14	100.00
9.001 to 9.250	8	6,183,570.96	1.08	4.134	717	772,946	60.52	76.60
9.251 to 9.500	43	24,928,703.55	4.34	4.359	743	579,737	67.37	48.73
9.501 to 9.750	111	61,894,586.80	10.78	4.398	747	557,609	68.08	53.08
9.751 to 10.000	154	82,594,419.85	14.38	4.475	750	536,327	69.02	83.66
10.001 to 10.250	196	99,310,782.61	17.29	4.744	738	506,688	69.84	93.46
10.251 to 10.500	293	117,452,185.38	20.45	5.110	741	400,861	71.80	89.28
10.501 to 10.750	206	76,180,001.61	13.26	5.394	729	369,806	73.41	85.28
10.751 to 11.000	140	50,026,116.09	8.71	5.376	729	357,329	72.98	78.97
11.001 to 11.250	80	30,158,295.75	5.25	5.422	726	376,979	75.23	75.31
11.251 to 11.500	40	13,269,441.36	2.31	5.511	722	331,736	73.43	69.72
11.501 to 11.750	6	1,628,395.89	0.28	5.684	707	271,399	72.76	69.54
11.751 to 12.000	4	2,120,958.19	0.37	5.903	673	530,240	69.69	42.01
12.751 to 13.000	4	2,776,600.00	0.48	4.185	748	694,150	57.55	100.00
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
November 2006	2	$1,300,677.14	0.23%	3.849%	737	$650,339	80.18%	100.00%
December 2006	1	458,836.84	0.08	4.250	778	458,837	77.80	100.00
January 2007	1	520,444.36	0.09	4.125	669	520,444	80.00	100.00
February 2007	2	760,703.07	0.13	4.526	673	380,352	68.16	55.21
March 2007	1	394,656.88	0.07	3.750	744	394,657	46.70	100.00
April 2007	3	1,154,432.16	0.20	3.834	660	384,811	72.06	100.00
May 2007	24	11,888,637.50	2.07	3.902	751	495,360	71.81	100.00
June 2007	41	20,757,961.26	3.61	4.041	732	506,292	67.36	97.81
July 2007	52	26,105,069.01	4.55	4.533	728	502,021	71.30	99.53
August 2007	54	27,078,964.03	4.72	4.802	743	501,462	73.42	98.47
September 2007	173	61,174,666.35	10.65	4.996	723	353,611	73.38	74.40
December 2007	1	620,000.00	0.11	3.700	785	620,000	80.00	100.00
January 2008	1	660,000.00	0.11	4.250	694	660,000	80.00	100.00
July 2008	2	2,585,000.00	0.45	4.102	721	1,292,500	47.51	100.00
August 2008	1	938,000.00	0.16	4.100	642	938,000	70.00	100.00
September 2008	2	1,600,000.00	0.28	4.156	754	800,000	63.48	100.00
October 2008	2	2,285,000.00	0.40	4.387	793	1,142,500	74.10	100.00
November 2008	3	1,803,330.29	0.31	4.172	754	601,110	34.72	100.00
December 2008	4	3,250,000.00	0.57	4.208	765	812,500	69.76	100.00
January 2009	4	3,237,000.00	0.56	4.146	768	809,250	72.39	100.00
February 2009	2	850,000.00	0.15	4.441	751	425,000	56.99	100.00
March 2009	23	19,600,987.24	3.41	4.293	738	852,217	58.45	100.00
April 2009	81	56,829,986.57	9.90	4.070	759	701,605	60.89	100.00
May 2009	6	2,131,283.55	0.37	4.494	759	355,214	77.46	69.87
June 2009	2	780,951.15	0.14	5.117	755	390,476	61.61	100.00
July 2009	242	86,419,832.41	15.05	5.495	734	357,107	74.26	82.09
August 2009	116	40,449,042.38	7.04	5.541	738	348,699	74.79	91.24
September 2009	198	70,016,312.41	12.19	5.332	730	353,618	73.35	81.62
October 2009	40	22,346,249.97	3.89	4.767	742	558,656	70.11	46.59
November 2009	120	67,982,806.81	11.84	4.724	742	566,523	70.38	32.38
October 2010	1	577,547.86	0.10	4.875	781	577,548	80.00	100.00
November 2010	3	901,816.68	0.16	5.694	706	300,606	79.93	100.00
December 2010	17	6,803,410.13	1.18	5.477	754	400,201	73.62	91.27
March 2011	1	432,600.53	0.08	4.875	773	432,601	79.96	100.00
April 2011	1	555,000.00	0.10	5.000	647	555,000	75.00	0.00
August 2011	7	3,394,217.77	0.59	5.829	761	484,888	77.61	100.00
September 2011	57	25,663,846.97	4.47	5.553	746	450,243	73.16	91.45
Total:	**1,291**	**$574,309,271.32**	**100.00%**	**4.908%**	**738**	**$444,856**	**70.77%**	**80.71%**

Total Current Balance		$151,595,048.60	
Total Number of Loans		354	
	Average or Weighted Average (1)	**Minimum**	**Maximum**
Current Balance	$428,234.60	$24,709.77	$1,423,883.99
Original Balance	$430,889.34	$74,250.00	$1,423,884.00
Loan Rate	4.635%	2.750%	6.000%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	4.385%	2.500%	5.750%
Gross Margin	2.542%	2.250%	2.750%
Maximum Loan Rate	10.635%	8.750%	12.000%
Initial Rate Cap	2.000%	2.000%	2.000%
Periodic Rate Cap	2.000%	2.000%	2.000%
Original LTV	72.07%	25.40%	95.00%
Credit Score	730	624	806
Original Term (mos)	360	360	360
Remaining Term (mos)	355	346	356
Seasoning (mos)	5	4	14
Next Rate Reset	31	22	32
Rate Adj Freq	12	12	12
First Rate Adj Freq	36	36	36
IO Original Term (2)	36	36	36
IO Remaining Term (2)	32	25	32
Top State Concentrations ($)		CA(48.06%),IL(9.73%),FL(4.97%),AZ(4.46%),VA(4.24%)	
First Pay Date		12/01/2003	10/01/2004
Rate Change Date		11/01/2006	09/01/2007
Maturity Date		11/01/2033	09/01/2034

(1) Based on current balances
(2) For Interest-Only Loan only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
One-Year Treasury	171	$88,576,782.17	58.43%	4.375%	736	$517,993	71.05%	100.00%
One-Year LIBOR	183	63,018,266.43	41.57	5.001	722	344,362	73.51	73.03
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3 Year/1 Year LIBOR ARM	183	$63,018,266.43	41.57%	5.001%	722	$344,362	73.51%	73.03%
3 Year/1 Year Treasury ARM	171	88,576,782.17	58.43	4.375	736	517,993	71.05	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Interest Only	164	$55,884,720.21	36.86%	5.021%	720	$340,760	74.03%	73.17%
Principal and Interest	190	95,710,328.39	63.14	4.410	736	503,739	70.93	97.91
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

GROUP I MORTGAGE LOANS

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0.01 to 100,000.00	3	$197,248.84	0.13%	5.060%	700	$65,750	76.86%	100.00%
100,000.01 to 200,000.00	35	5,531,862.33	3.65	5.010	732	158,053	70.25	70.93
200,000.01 to 300,000.00	36	9,183,423.33	6.06	5.071	729	255,095	71.08	76.46
300,000.01 to 400,000.00	107	38,783,087.46	25.58	4.655	731	362,459	74.40	87.65
400,000.01 to 500,000.00	81	36,234,697.40	23.90	4.626	734	447,342	74.48	88.75
500,000.01 to 600,000.00	50	27,408,938.55	18.08	4.618	717	548,179	73.60	93.87
600,000.01 to 700,000.00	15	9,621,431.21	6.35	4.637	736	641,429	70.40	79.94
700,000.01 to 800,000.00	11	8,285,517.97	5.47	4.385	740	753,229	62.40	90.95
800,000.01 to 900,000.00	3	2,527,165.86	1.67	3.958	722	842,389	61.47	100.00
900,000.01 to 1,000,000.00	10	9,778,423.74	6.45	4.189	724	977,842	66.50	100.00
1,200,000.01 to 1,300,000.00	1	1,245,475.39	0.82	5.000	756	1,245,475	68.49	100.00
1,300,000.01 to 1,400,000.00	1	1,373,892.53	0.91	4.875	768	1,373,893	59.96	100.00
1,400,000.01 to 1,500,000.00	1	1,423,883.99	0.94	5.500	763	1,423,884	70.00	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2.501 to 2.750	2	$1,004,707.90	0.66%	2.750%	790	$502,354	78.47%	100.00%
3.251 to 3.500	3	1,556,601.54	1.03	3.412	756	518,867	52.27	100.00
3.501 to 3.750	24	12,331,102.46	8.13	3.735	748	513,796	67.60	100.00
3.751 to 4.000	31	16,463,122.46	10.86	3.970	735	531,068	69.50	100.00
4.001 to 4.250	35	18,140,202.33	11.97	4.206	726	518,291	74.01	98.12
4.251 to 4.500	36	14,047,943.74	9.27	4.461	736	390,221	73.96	97.29
4.501 to 4.750	53	22,560,471.27	14.88	4.705	729	425,669	72.44	91.16
4.751 to 5.000	67	26,736,601.57	17.64	4.930	729	399,054	71.17	88.22
5.001 to 5.250	57	22,791,790.02	15.03	5.183	725	399,856	74.51	74.20
5.251 to 5.500	36	12,213,151.23	8.06	5.433	724	339,254	74.04	71.14
5.501 to 5.750	6	1,628,395.89	1.07	5.684	707	271,399	72.76	69.54
5.751 to 6.000	4	2,120,958.19	1.40	5.903	673	530,240	69.69	42.01
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
337 to 348	4	$2,279,958.34	1.50%	3.993%	730	$569,990	79.66%	100.00%
349 to 360	350	149,315,090.26	98.50	4.645	730	426,615	71.95	88.62
Total:	354	$151,595,048.60	100.00%	4.635%	730	$428,235	72.07%	88.79%

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
20.01 to 30.00	1	$127,000.00	0.08%	5.125%	703	$127,000	25.40%	100.00%
30.01 to 40.00	2	701,808.71	0.46	4.555	731	350,904	31.75	100.00
40.01 to 50.00	19	7,638,923.00	5.04	4.240	753	402,049	45.40	90.57
50.01 to 60.00	31	14,436,989.07	9.52	4.576	744	465,709	55.61	88.44
60.01 to 70.00	66	32,853,715.93	21.67	4.720	738	497,784	66.72	84.96
70.01 to 75.00	46	22,579,750.05	14.89	4.543	723	490,864	73.41	87.30
75.01 to 80.00	167	66,084,426.00	43.59	4.677	723	395,715	79.57	89.72
80.01 to 85.00	2	841,120.73	0.55	4.401	713	420,560	81.96	100.00
85.01 to 90.00	16	5,370,349.60	3.54	4.823	729	335,647	89.82	100.00
90.01 to 95.00	4	960,965.51	0.63	4.210	717	240,241	94.85	100.00
Total:	354	$151,595,048.60	100.00%	4.635%	730	$428,235	72.07%	88.79%

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Not Available	1	$358,472.86	0.24%	4.500%	NA	$358,473	80.00%	100.00%
601 to 625	1	250,400.00	0.17	4.750	624	250,400	90.00	100.00
626 to 650	15	5,671,392.81	3.74	4.804	644	378,093	73.70	100.00
651 to 675	36	15,297,233.29	10.09	4.795	668	424,923	76.56	82.80
676 to 700	49	20,161,619.02	13.30	4.919	688	411,462	74.44	78.05
701 to 725	64	28,424,062.76	18.75	4.613	713	444,126	71.54	88.93
726 to 750	49	22,350,860.09	14.74	4.484	738	456,140	73.65	88.30
751 to 775	77	33,293,679.91	21.96	4.581	764	432,385	69.81	92.43
776 to 800	55	22,266,411.74	14.69	4.553	786	404,844	68.50	92.57
801 to 825	7	3,520,916.12	2.32	4.219	804	502,988	72.50	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	5	$1,852,233.96	1.22%	4.533%	774	$370,447	80.00%	100.00%
Arizona	13	6,765,661.92	4.46	4.697	733	520,436	70.38	88.74
California	166	72,861,857.97	48.06	4.826	730	438,927	71.07	83.55
Colorado	2	698,893.13	0.46	5.079	774	349,447	85.19	100.00
Connecticut	2	600,745.21	0.40	4.423	781	300,373	65.42	100.00
Delaware	1	149,309.12	0.10	5.500	666	149,309	90.00	100.00
District of Columbia	2	673,207.56	0.44	4.500	761	336,604	66.07	100.00
Florida	19	7,529,653.85	4.97	4.252	741	396,298	77.24	95.09
Georgia	12	4,644,540.81	3.06	4.344	741	387,045	74.44	96.45
Hawaii	1	183,581.19	0.12	4.625	775	183,581	72.35	100.00
Illinois	26	14,753,134.56	9.73	3.987	730	567,428	66.34	91.77
Iowa	1	122,500.00	0.08	4.875	760	122,500	70.00	0.00
Kansas	1	123,405.00	0.08	5.500	715	123,405	95.00	100.00
Maryland	12	4,385,407.85	2.89	5.066	706	365,451	78.22	90.94
Massachusetts	2	411,073.75	0.27	5.102	740	205,537	61.21	52.33
Michigan	9	3,754,982.95	2.48	4.452	711	417,220	75.18	100.00
Minnesota	4	1,261,944.43	0.83	4.346	698	315,486	79.26	100.00
Missouri	5	2,548,613.54	1.68	4.615	702	509,723	62.91	76.16
Nevada	6	3,013,109.18	1.99	4.816	752	502,185	72.26	100.00
New Hampshire	1	200,000.00	0.13	5.500	755	200,000	73.53	100.00
New Jersey	4	1,641,795.61	1.08	4.876	696	410,449	74.79	79.25
New Mexico	2	963,522.48	0.64	4.953	724	481,761	77.86	100.00
New York	2	1,121,877.95	0.74	4.500	722	560,939	80.00	100.00
North Carolina	10	3,640,139.34	2.40	4.135	740	364,014	66.63	100.00
Ohio	1	24,709.77	0.02	5.250	709	24,710	55.00	100.00
Oregon	3	1,092,098.09	0.72	4.492	751	364,033	80.00	100.00
Pennsylvania	3	1,710,283.91	1.13	4.268	717	570,095	75.45	85.03
South Carolina	3	1,142,971.71	0.75	4.569	719	380,991	73.61	83.07
Tennessee	3	761,990.73	0.50	4.003	731	253,997	75.54	100.00
Texas	10	3,735,116.90	2.46	4.521	722	373,512	79.44	89.72
Utah	1	549,945.16	0.36	3.750	783	549,945	78.72	100.00
Virginia	18	6,432,294.66	4.24	4.833	731	357,350	74.38	100.00
Washington	2	1,561,051.17	1.03	4.427	701	780,526	77.01	100.00
West Virginia	1	332,262.93	0.22	4.500	774	332,263	80.00	100.00
Wisconsin	1	351,132.21	0.23	5.250	673	351,132	79.90	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

GROUP I MORTGAGE LOANS

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	316	$137,200,389.33	90.50%	4.635%	729	$434,178	71.59%	87.97%
Second Home	38	14,394,659.27	9.50	4.637	743	378,807	76.59	96.58
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Residence	202	$85,721,538.76	56.55%	4.646%	731	$424,364	71.52%	88.55%
Planned Unit Development	100	48,891,864.31	32.25	4.582	726	488,919	71.98	90.07
Condominium	50	16,316,843.24	10.76	4.761	737	326,337	75.00	85.76
Townhouse	1	332,802.29	0.22	3.625	774	332,802	80.00	100.00
Two-to-Four Family	1	332,000.00	0.22	4.625	777	332,000	73.78	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	189	$80,005,896.85	52.78%	4.609%	735	$423,312	75.95%	91.31%
Refinance (No Cash-out)	82	36,897,620.15	24.34	4.455	727	449,971	67.30	87.31
Refinance (Cash-out)	83	34,691,531.60	22.88	4.888	721	417,970	68.20	84.55
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full/Alternative Documentation	305	$133,784,479.31	88.25%	4.569%	732	$438,638	72.21%	100.00%
Full Documentation	2	816,340.02	0.54	4.447	645	408,170	61.46	100.00
Stated Income/Verified Assets	46	16,653,526.20	10.99	5.187	720	362,033	71.34	0.00
Preferred Documentation	1	340,703.07	0.22	4.250	701	340,703	78.39	0.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2.250	183	$63,018,266.43	41.57%	5.001%	722	$344,362	73.51%	73.03%
2.750	171	88,576,782.17	58.43	4.375	736	517,993	71.05	100.00
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
8.501 to 8.750	2	$1,004,707.90	0.66%	2.750%	790	$502,354	78.47%	100.00%
9.251 to 9.500	3	1,556,601.54	1.03	3.412	756	518,867	52.27	100.00
9.501 to 9.750	24	12,331,102.46	8.13	3.735	748	513,796	67.60	100.00
9.751 to 10.000	31	16,463,122.46	10.86	3.970	735	531,068	69.50	100.00
10.001 to 10.250	35	18,140,202.33	11.97	4.206	726	518,291	74.01	98.12
10.251 to 10.500	36	14,047,943.74	9.27	4.461	736	390,221	73.96	97.29
10.501 to 10.750	53	22,560,471.27	14.88	4.705	729	425,669	72.44	91.16
10.751 to 11.000	67	26,736,601.57	17.64	4.930	729	399,054	71.17	88.22
11.001 to 11.250	57	22,791,790.02	15.03	5.183	725	399,856	74.51	74.20
11.251 to 11.500	36	12,213,151.23	8.06	5.433	724	339,254	74.04	71.14
11.501 to 11.750	6	1,628,395.89	1.07	5.684	707	271,399	72.76	69.54
11.751 to 12.000	4	2,120,958.19	1.40	5.903	673	530,240	69.69	42.01
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
November 2006	2	$1,300,677.14	0.86%	3.849%	737	$650,339	80.18%	100.00%
December 2006	1	458,836.84	0.30	4.250	778	458,837	77.80	100.00
January 2007	1	520,444.36	0.34	4.125	669	520,444	80.00	100.00
February 2007	2	760,703.07	0.50	4.526	673	380,352	68.16	55.21
March 2007	1	394,656.88	0.26	3.750	744	394,657	46.70	100.00
April 2007	3	1,154,432.16	0.76	3.834	660	384,811	72.06	100.00
May 2007	24	11,888,637.50	7.84	3.902	751	495,360	71.81	100.00
June 2007	41	20,757,961.26	13.69	4.041	732	506,292	67.36	97.81
July 2007	52	26,105,069.01	17.22	4.533	728	502,021	71.30	99.53
August 2007	54	27,078,964.03	17.86	4.802	743	501,462	73.42	98.47
September 2007	173	61,174,666.35	40.35	4.996	723	353,611	73.38	74.40
Total:	**354**	**$151,595,048.60**	**100.00%**	**4.635%**	**730**	**$428,235**	**72.07%**	**88.79%**

GROUP II MORTGAGE LOANS

Total Current Balance		$384,385,782.78	
Total Number of Loans		850	
	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$452,218.57	$89,817.16	$2,000,000.00
Original Balance	$456,953.20	$90,000.00	$2,000,000.00
Loan Rate	4.953%	3.400%	6.500%
Servicing Fee	0.280%	0.250%	0.375%
Net Loan Rate	4.672%	3.150%	6.250%
Gross Margin	2.427%	1.925%	2.750%
Maximum Loan Rate	10.193%	8.750%	12.950%
Initial Rate Cap	5.209%	5.000%	6.000%
Periodic Rate Cap	2.000%	2.000%	2.000%
Original LTV	69.94%	12.89%	95.00%
Credit Score	741	625	839
Original Term (mos)	360	180	360
Remaining Term (mos)	354	176	358
Seasoning (mos)	6	2	25
Next Rate Reset	54	35	58
Rate Adj Freq	12	1	12
First Rate Adj Freq	60	60	60
IO Original Term (2)	60	60	60
IO Remaining Term (2)	54	35	58
Top State Concentrations ($)	CA(52.43%),VA(9.47%),MD(6.79%),NY(3.92%),IL(3.09%)		
First Pay Date		01/01/2003	12/01/2004
Rate Change Date		12/01/2007	11/01/2009
Maturity Date		09/01/2019	11/01/2034

(1) Based on current balances

(2) For Interest-Only Loans only.

GROUP II MORTGAGE LOANS

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
One-Year Treasury	280	$181,143,530.96	47.13%	4.448%	748	$646,941	65.50%	67.37%
One-Month LIBOR	4	2,776,600.00	0.72	4.185	748	694,150	57.55	100.00
One-Year LIBOR	566	200,465,651.82	52.15	5.419	734	354,180	74.11	84.38
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
5 Year/1 Month LIBOR ARM	4	$2,776,600.00	0.72%	4.185%	748	$694,150	57.55%	100.00%
5 Year/1 Year LIBOR ARM	566	200,465,651.82	52.15	5.419	734	354,180	74.11	84.38
5 Year/1 Year Treasury ARM	280	181,143,530.96	47.13	4.448	748	646,941	65.50	67.37
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Interest Only	661	$310,698,326.24	80.83%	4.874%	743	$470,043	69.55%	74.23%
Principal and Interest	189	73,687,456.54	19.17	5.284	732	389,881	71.57	85.92
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0.01 to 100,000.00	7	$670,063.50	0.17%	5.655%	758	$95,723	56.19%	85.15%
100,000.01 to 200,000.00	115	18,331,672.12	4.77	5.469	740	159,406	71.10	79.91
200,000.01 to 300,000.00	116	29,068,768.68	7.56	5.450	741	250,593	75.05	80.93
300,000.01 to 400,000.00	197	70,680,868.87	18.39	5.217	732	358,786	72.63	80.96
400,000.01 to 500,000.00	161	72,880,879.46	18.96	5.183	743	452,676	70.77	74.89
500,000.01 to 600,000.00	100	55,121,650.46	14.34	4.936	739	551,217	71.74	70.41
600,000.01 to 700,000.00	52	33,925,618.21	8.83	4.775	743	652,416	70.59	68.95
700,000.01 to 800,000.00	20	14,988,809.00	3.90	4.767	732	749,440	70.75	60.76
800,000.01 to 900,000.00	24	20,554,123.51	5.35	4.616	753	856,422	66.77	58.48
900,000.01 to 1,000,000.00	25	24,342,770.68	6.33	4.517	746	973,711	62.63	75.93
1,000,000.01 to 1,100,000.00	14	15,028,000.01	3.91	4.182	750	1,073,429	64.15	92.78
1,100,000.01 to 1,200,000.00	2	2,353,000.00	0.61	4.434	762	1,176,500	69.42	51.00
1,200,000.01 to 1,300,000.00	4	5,050,891.30	1.31	4.329	746	1,262,723	73.68	100.00
1,300,000.01 to 1,400,000.00	3	4,028,250.00	1.05	4.086	722	1,342,750	55.55	100.00
1,400,000.01 to 1,500,000.00	3	4,369,500.00	1.14	4.432	722	1,456,500	67.73	100.00
1,500,000.01 to 2,000,000.00	7	12,990,916.98	3.38	4.111	745	1,855,845	57.17	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
3.251 to 3.500	1	$965,000.00	0.25%	3.400%	708	$965,000	68.93%	100.00%
3.501 to 3.750	9	7,435,416.98	1.93	3.696	743	826,157	58.33	100.00
3.751 to 4.000	32	26,861,431.15	6.99	3.937	767	839,420	60.87	100.00
4.001 to 4.250	44	33,416,616.15	8.69	4.164	742	759,469	61.81	95.67
4.251 to 4.500	82	49,449,958.26	12.86	4.432	754	603,048	64.52	72.84
4.501 to 4.750	76	41,766,562.69	10.87	4.695	747	549,560	70.18	32.03
4.751 to 5.000	90	41,424,628.67	10.78	4.938	743	460,274	72.55	68.76
5.001 to 5.250	120	49,681,660.61	12.92	5.209	736	414,014	72.90	87.61
5.251 to 5.500	189	67,460,816.88	17.55	5.446	733	356,936	74.62	83.14
5.501 to 5.750	126	42,114,717.49	10.96	5.689	724	334,244	73.78	80.34
5.751 to 6.000	60	17,908,579.10	4.66	5.911	731	298,476	75.16	62.34
6.001 to 6.250	17	4,844,104.67	1.26	6.159	733	284,947	77.42	75.58
6.251 to 6.500	4	1,056,290.13	0.27	6.415	695	264,073	66.39	53.26
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
169 to 180	1	$234,823.20	0.06%	5.000%	782	$234,823	50.00%	100.00%
325 to 336	2	1,280,000.00	0.33	3.984	738	640,000	80.00	100.00
337 to 348	18	15,698,330.29	4.08	4.188	753	872,129	62.62	100.00
349 to 360	829	367,172,629.29	95.52	4.989	740	442,910	70.23	75.37
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
10.01 to 20.00	2	$267,999.99	0.07%	4.962%	785	$134,000	17.11%	100.00%
20.01 to 30.00	15	6,238,709.87	1.62	4.323	763	415,914	25.18	94.39
30.01 to 40.00	16	11,015,940.19	2.87	4.237	751	688,496	34.07	82.63
40.01 to 50.00	41	23,229,103.94	6.04	4.507	754	566,564	46.65	79.56
50.01 to 60.00	79	35,221,660.43	9.16	4.808	742	445,844	56.55	68.46
60.01 to 70.00	145	78,828,691.53	20.51	4.872	740	543,646	66.95	67.26
70.01 to 75.00	106	57,743,080.56	15.02	4.886	744	544,746	73.79	60.53
75.01 to 80.00	418	164,785,207.75	42.87	5.157	737	394,223	79.46	85.61
80.01 to 85.00	3	1,075,222.89	0.28	4.644	761	358,408	80.90	100.00
85.01 to 90.00	11	2,843,235.07	0.74	5.541	732	258,476	89.75	100.00
90.01 to 95.00	14	3,136,930.56	0.82	5.716	697	224,066	94.54	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
601 to 625	1	$548,981.24	0.14%	5.500%	625	$548,981	73.33%	100.00%
626 to 650	19	8,255,123.51	2.15	5.354	640	434,480	76.35	93.96
651 to 675	50	20,664,188.29	5.38	5.247	666	413,284	71.69	88.40
676 to 700	95	41,760,684.87	10.86	5.171	690	439,586	70.63	81.89
701 to 725	125	53,664,092.81	13.96	4.974	714	429,313	69.55	74.60
726 to 750	169	80,442,247.96	20.93	4.939	737	475,990	72.35	70.27
751 to 775	209	96,556,581.39	25.12	4.925	763	461,993	70.28	71.74
776 to 800	150	66,597,495.31	17.33	4.816	786	443,983	67.22	78.01
801 to 825	27	13,832,737.94	3.60	4.531	809	512,324	63.20	96.43
826 to 850	5	2,063,649.46	0.54	4.314	831	412,730	44.68	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Alabama	2	$1,049,499.91	0.27%	5.000%	763	$524,750	57.44%	100.00%
Arizona	26	6,556,820.27	1.71	5.484	726	252,185	69.62	68.96
California	359	201,534,952.40	52.43	4.715	740	561,379	67.95	68.00
Colorado	22	7,775,896.30	2.02	5.426	749	353,450	73.51	84.52
Connecticut	6	3,394,352.31	0.88	4.934	740	565,725	63.25	63.95
Delaware	2	558,603.67	0.15	5.653	687	279,302	68.02	77.69
District of Columbia	15	6,258,536.96	1.63	5.243	740	417,236	78.32	94.50
Florida	18	5,786,738.35	1.51	5.266	732	321,485	76.42	53.41
Georgia	21	6,418,866.76	1.67	5.190	745	305,660	77.25	88.42
Hawaii	5	1,700,156.71	0.44	4.781	778	340,031	61.51	100.00
Idaho	2	573,803.75	0.15	5.972	676	286,902	80.00	74.21
Illinois	29	11,884,543.98	3.09	5.340	734	409,812	71.20	77.91
Indiana	1	224,000.00	0.06	5.375	718	224,000	77.24	100.00
Iowa	1	135,746.04	0.04	5.500	772	135,746	70.00	0.00
Kansas	1	393,400.00	0.10	5.500	754	393,400	78.07	100.00
Maryland	77	26,113,572.47	6.79	5.378	741	339,137	75.21	92.28
Massachusetts	14	5,980,080.67	1.56	5.324	736	427,149	74.72	84.74
Michigan	9	4,544,549.53	1.18	5.132	738	504,950	70.89	91.51
Minnesota	7	2,055,914.94	0.53	5.068	713	293,702	79.68	74.90
Missouri	3	1,310,940.85	0.34	5.250	752	436,980	72.38	100.00
Montana	1	677,607.00	0.18	4.750	707	677,607	70.00	0.00
Nevada	16	4,013,986.39	1.04	5.411	728	250,874	77.33	77.72
New Hampshire	1	400,000.00	0.10	5.500	773	400,000	64.52	100.00
New Jersey	19	8,412,381.74	2.19	5.197	711	442,757	65.39	83.87
New Mexico	3	790,599.97	0.21	5.736	730	263,533	72.39	63.24
New York	18	15,053,940.92	3.92	4.332	768	836,330	56.08	94.10
North Carolina	8	2,224,771.42	0.58	5.329	751	278,096	71.33	100.00
Ohio	6	2,866,116.72	0.75	4.847	780	477,686	69.27	100.00
Oregon	4	934,179.41	0.24	5.561	722	233,545	79.69	100.00
Pennsylvania	3	518,723.11	0.13	5.582	760	172,908	68.90	100.00
South Carolina	4	1,364,987.09	0.36	5.322	769	341,247	71.96	100.00
Tennessee	2	836,150.93	0.22	5.442	727	418,075	80.00	100.00
Texas	23	7,923,161.58	2.06	5.186	741	344,485	70.92	79.47
Utah	2	752,000.00	0.20	4.985	785	376,000	80.00	68.62
Virginia	101	36,392,640.64	9.47	5.368	738	360,323	76.84	95.03
Washington	17	6,504,078.63	1.69	4.981	747	382,593	69.11	60.35
Wisconsin	2	469,481.36	0.12	5.734	760	234,741	79.17	0.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	784	$356,560,205.31	92.76%	4.969%	740	$454,796	70.23%	74.77%
Second Home	56	22,333,435.81	5.81	4.859	751	398,811	67.92	97.84
Investment	10	5,492,141.66	1.43	4.260	753	549,214	59.37	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Residence	483	$238,225,569.08	61.98%	4.883%	741	$493,221	68.67%	70.66%
Planned Unit Development	212	79,508,749.82	20.68	5.234	733	375,041	73.47	88.53
Condominium	132	51,347,665.31	13.36	4.986	745	388,997	72.55	77.78
Two-to-Four Family	12	8,051,303.66	2.09	4.477	750	670,942	64.8	100.00
Cooperative	10	6,942,494.91	1.81	4.458	756	694,249	60.94	100.00
Townhouse	1	310,000.00	0.08	3.850	784	310,000	35.63	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	545	$239,057,351.52	62.19%	4.995%	743	$438,637	73.80%	78.58%
Refinance (No Cash-out)	144	77,660,267.86	20.20	4.759	745	539,307	62.81	70.69
Refinance (Cash-out)	161	67,668,163.40	17.60	5.025	726	420,299	64.46	75.67
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full/Alternative Documentation	468	$167,138,553.88	43.48%	5.399%	734	$357,134	74.86%	100.00%
Full Documentation	187	126,812,399.90	32.99	4.311	747	678,141	64.32	100.00
Verbal Verification of Employment	71	42,118,323.66	10.96	4.703	748	593,216	65.69	0.00
Stated Income/Verified Assets	93	30,963,293.55	8.06	5.603	730	332,939	69.62	0.00
Low Documentation	20	9,901,555.65	2.58	4.740	759	495,078	79.09	0.00
Streamlined Documentation	11	7,451,656.14	1.94	4.841	740	677,423	68.14	0.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
1.925	1	$1,000,000.00	0.26%	4.350%	791	$1,000,000	58.82%	100.00%
1.950	1	316,000.00	0.08	4.400	719	316,000	80.00	100.00
2.240	1	500,000.00	0.13	4.750	745	500,000	61.73	0.00
2.250	567	200,967,651.82	52.28	5.417	734	354,440	74.11	84.17
2.500	117	89,793,689.60	23.36	4.119	754	767,467	60.60	100.00
2.550	1	145,600.00	0.04	4.250	713	145,600	80.00	100.00
2.750	162	91,662,841.36	23.85	4.762	742	565,820	70.05	36.60
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
8.501 to 8.750	1	$1,207,500.00	0.31%	3.750%	766	$1,207,500	75.00%	100.00%
8.751 to 9.000	3	3,573,005.38	0.93	4.000	726	1,191,002	63.14	100.00
9.001 to 9.250	8	6,183,570.96	1.61	4.134	717	772,946	60.52	76.60
9.251 to 9.500	40	23,372,102.01	6.08	4.422	742	584,303	68.38	45.32
9.501 to 9.750	86	49,004,249.05	12.75	4.560	747	569,817	68.06	40.74
9.751 to 10.000	117	62,948,054.44	16.38	4.584	754	538,018	68.55	79.44
10.001 to 10.250	155	76,769,105.80	19.97	4.842	740	495,285	69.06	91.98
10.251 to 10.500	227	91,832,968.54	23.89	5.170	740	404,551	70.96	87.62
10.501 to 10.750	127	42,564,717.49	11.07	5.681	724	335,155	73.85	80.55
10.751 to 11.000	61	18,253,514.31	4.75	5.885	730	299,238	75.44	63.05
11.001 to 11.250	17	4,844,104.67	1.26	6.159	733	284,947	77.42	75.58
11.251 to 11.500	4	1,056,290.13	0.27	6.415	695	264,073	66.39	53.26
12.751 to 13.000	4	2,776,600.00	0.72	4.185	748	694,150	57.55	100.00
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
December 2007	1	$620,000.00	0.16%	3.700%	785	$620,000	80.00%	100.00%
January 2008	1	660,000.00	0.17	4.250	694	660,000	80.00	100.00
July 2008	2	2,585,000.00	0.67	4.102	721	1,292,500	47.51	100.00
August 2008	1	938,000.00	0.24	4.100	642	938,000	70.00	100.00
September 2008	2	1,600,000.00	0.42	4.156	754	800,000	63.48	100.00
October 2008	2	2,285,000.00	0.59	4.387	793	1,142,500	74.10	100.00
November 2008	3	1,803,330.29	0.47	4.172	754	601,110	34.72	100.00
December 2008	4	3,250,000.00	0.85	4.208	765	812,500	69.76	100.00
January 2009	4	3,237,000.00	0.84	4.146	768	809,250	72.39	100.00
February 2009	2	850,000.00	0.22	4.441	751	425,000	56.99	100.00
March 2009	23	19,600,987.24	5.10	4.293	738	852,217	58.45	100.00
April 2009	81	56,829,986.57	14.78	4.070	759	701,605	60.89	100.00
May 2009	6	2,131,283.55	0.55	4.494	759	355,214	77.46	69.87
June 2009	2	780,951.15	0.20	5.117	755	390,476	61.61	100.00
July 2009	242	86,419,832.41	22.48	5.495	734	357,107	74.26	82.09
August 2009	116	40,449,042.38	10.52	5.541	738	348,699	74.79	91.24
September 2009	198	70,016,312.41	18.22	5.332	730	353,618	73.35	81.62
October 2009	40	22,346,249.97	5.81	4.767	742	558,656	70.11	46.59
November 2009	120	67,982,806.81	17.69	4.724	742	566,523	70.38	32.38
Total:	**850**	**$384,385,782.78**	**100.00%**	**4.953%**	**741**	**$452,219**	**69.94%**	**76.47%**



GROUP III MORTGAGE LOANS

Total Current Balance		$38,328,439.94	
Total Number of Loans		87	

	Average or Weighted Average (1)	Minimum	Maximum
Current Balance	$440,556.78	$93,212.59	$1,500,000.00
Original Balance	$442,331.30	$94,000.00	$1,500,000.00
Loan Rate	5.542%	4.750%	6.250%
Servicing Fee	0.250%	0.250%	0.250%
Net Loan Rate	5.292%	4.500%	6.000%
Gross Margin	2.253%	2.250%	2.750%
Maximum Loan Rate	10.542%	9.750%	11.250%
Initial Rate Cap	5.000%	5.000%	5.000%
Periodic Rate Cap	2.000%	2.000%	2.000%
Original LTV	74.00%	37.04%	95.00%
Credit Score	747	634	816
Original Term (mos)	360	360	360
Remaining Term (mos)	354	345	356
Seasoning (mos)	6	4	15
Next Rate Reset	78	69	80
Rate Adj Freq	12	12	12
First Rate Adj Freq	84	84	84
IO Original Term (2)	84	84	84
IO Remaining Term (2)	79	71	80
Top State Concentrations ($)	CA(23.40%),VA(12.74%),MD(9.86%),TX(8.12%),GA(6.69%)		
First Pay Date		11/01/2003	10/01/2004
Rate Change Date		10/01/2010	09/01/2011
Maturity Date		10/01/2033	09/01/2034

(1) Based on current balances

(2) For Interest-Only Loans only.

Index

Index	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
One-Year Treasury	1	$219,903.83	0.57%	5.375%	770	$219,904	62.91%	100.00%
One-Year LIBOR	86	38,108,536.11	99.43	5.543	747	443,123	74.07	91.23
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Product Type

Product Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
7 Year/1 Year LIBOR ARM	86	$38,108,536.11	99.43%	5.543%	747	$443,123	74.07%	91.23%
7 Year/1 Year Treasury ARM	1	219,903.83	0.57	5.375	770	219,904	62.91	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Amortization Type

Amortization Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Interest Only	56	$23,721,133.26	61.89%	5.558%	744	$423,592	74.30%	92.61%
Principal and Interest	31	14,607,306.68	38.11	5.515	752	471,203	73.53	89.12
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Cut-off Date Stated Principal Balances

Range of Cut-off Date Stated Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
0.01 to 100,000.00	1	$93,212.59	0.24%	6.000%	804	$93,213	79.66%	100.00%
100,000.01 to 200,000.00	8	1,256,577.98	3.28	5.448	717	157,072	74.60	75.38
200,000.01 to 300,000.00	12	3,057,678.57	7.98	5.573	747	254,807	69.26	93.10
300,000.01 to 400,000.00	22	7,929,392.02	20.69	5.708	744	360,427	77.16	95.17
400,000.01 to 500,000.00	16	7,228,903.03	18.86	5.601	761	451,806	76.46	93.65
500,000.01 to 600,000.00	13	7,355,466.91	19.19	5.458	743	565,805	77.84	92.45
600,000.01 to 700,000.00	7	4,447,607.62	11.60	5.446	741	635,373	72.29	85.88
700,000.01 to 800,000.00	6	4,503,951.22	11.75	5.541	743	750,659	71.65	82.29
900,000.01 to 1,000,000.00	1	955,650.00	2.49	5.250	720	955,650	69.00	100.00
1,400,000.01 to 1,500,000.00	1	1,500,000.00	3.91	5.250	782	1,500,000	50.85	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Current Mortgage Rates

Range of Current Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
4.501 to 4.750	1	$559,235.29	1.46%	4.750%	770	$559,235	80.00%	100.00%
4.751 to 5.000	6	3,183,242.95	8.31	4.936	744	530,540	75.80	82.56
5.001 to 5.250	6	4,401,474.48	11.48	5.250	759	733,579	66.33	100.00
5.251 to 5.500	30	11,571,273.10	30.19	5.425	751	385,709	75.77	92.80
5.501 to 5.750	26	11,054,812.85	28.84	5.693	752	425,185	73.72	91.47
5.751 to 6.000	12	5,036,000.21	13.14	5.894	728	419,667	73.72	87.53
6.001 to 6.250	6	2,522,401.06	6.58	6.160	721	420,400	77.53	84.83
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Remaining Term

Range of Remaining Term (Months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
337 to 348	21	$8,282,774.67	21.61%	5.459%	751	$394,418	74.75%	92.83%
349 to 360	66	30,045,665.27	78.39	5.565	746	455,237	73.80	90.85
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Original Loan-to-Value Ratios

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
30.01 to 40.00	1	$246,311.54	0.64%	5.000%	797	$246,312	37.04%	100.00%
40.01 to 50.00	2	947,482.20	2.47	5.710	723	473,741	43.36	15.83
50.01 to 60.00	8	4,168,600.06	10.88	5.425	783	521,075	54.19	94.94
60.01 to 70.00	11	4,508,345.03	11.76	5.670	745	409,850	67.95	74.34
70.01 to 75.00	8	4,704,464.65	12.27	5.677	736	588,058	73.56	88.20
75.01 to 80.00	54	22,818,722.90	59.53	5.497	746	422,569	79.85	97.27
85.01 to 90.00	2	568,458.23	1.48	5.633	662	284,229	90.00	100.00
90.01 to 95.00	1	366,055.33	0.96	6.125	724	366,055	95.00	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Credit Scores

Range of Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
626 to 650	2	$731,958.23	1.91%	5.091%	644	$365,979	78.63%	24.18%
651 to 675	6	2,656,021.48	6.93	5.798	668	442,670	81.12	100.00
676 to 700	8	2,571,213.37	6.71	5.795	686	321,402	74.15	69.90
701 to 725	7	3,722,945.76	9.71	5.641	718	531,849	76.84	95.61
726 to 750	14	7,016,416.11	18.31	5.508	737	501,173	74.17	83.18
751 to 775	26	10,264,110.76	26.78	5.457	761	394,773	77.20	93.47
776 to 800	19	9,423,804.41	24.59	5.498	786	495,990	67.89	100.00
801 to 825	5	1,941,969.82	5.07	5.614	804	388,394	69.06	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Geographic Area

State	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Arizona	2	$464,950.45	1.21%	5.840%	660	$232,475	83.81%	100.00%
California	22	8,967,003.43	23.40	5.592	742	407,591	73.30	75.79
Colorado	3	972,852.87	2.54	5.726	738	324,284	75.37	100.00
Connecticut	1	423,630.52	1.11	5.625	783	423,631	54.55	100.00
District of Columbia	3	1,517,589.94	3.96	5.470	755	505,863	80.00	100.00
Florida	1	441,600.00	1.15	6.125	670	441,600	80.00	100.00
Georgia	5	2,563,801.74	6.69	5.378	723	512,760	75.59	100.00
Hawaii	2	811,000.00	2.12	5.467	787	405,500	73.63	73.98
Illinois	4	2,188,928.35	5.71	5.706	755	547,232	71.88	100.00
Maryland	9	3,778,577.00	9.86	5.530	741	419,842	79.63	100.00
Massachusetts	1	333,600.00	0.87	5.750	775	333,600	80.00	100.00
Michigan	1	714,875.00	1.87	6.125	785	714,875	75.00	100.00
New Jersey	5	2,233,981.67	5.83	5.618	740	446,796	74.46	100.00
North Carolina	2	1,409,882.20	3.68	5.641	759	704,941	54.22	43.44
Ohio	1	757,298.84	1.98	5.000	752	757,299	80.00	100.00
Oregon	2	568,209.29	1.48	5.767	748	284,105	72.88	71.23
Pennsylvania	1	1,500,000.00	3.91	5.250	782	1,500,000	50.85	100.00
Texas	7	3,112,960.74	8.12	5.713	740	444,709	79.07	100.00
Virginia	13	4,882,189.93	12.74	5.337	756	375,553	76.43	100.00
Washington	1	107,960.11	0.28	5.375	680	107,960	78.83	100.00
West Virginia	1	577,547.86	1.51	4.875	781	577,548	80.00	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Primary	85	$37,552,580.95	97.98%	5.543%	746	$441,795	74.04%	91.53%
Second Home	2	775,858.99	2.02	5.500	778	387,929	72.10	78.93
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Property Type

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Single Family Residence	58	$26,656,878.57	69.55%	5.537%	746	$459,601	74.84%	93.60%
Planned Unit Development	23	9,650,053.47	25.18	5.559	745	419,568	70.98	85.23
Condominium	5	1,477,907.90	3.86	5.578	783	295,582	76.51	85.72
Two-to-Four Family	1	543,600.00	1.42	5.375	726	543,600	80	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Purchase	63	$29,459,306.12	76.86%	5.489%	753	$467,608	75.23%	94.70%
Refinance (No Cash-out)	16	5,299,626.85	13.83	5.612	738	331,227	73.06	93.26
Refinance (Cash-out)	8	3,569,506.97	9.31	5.875	712	446,188	65.33	60.06
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Loan Documentation

Loan Documentation	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
Full/Alternative Documentation	79	$34,985,783.09	91.28%	5.535%	751	$442,858	74.93%	100.00%
Stated Income/Verified Assets	7	2,787,656.85	7.27	5.735	721	398,237	62.24	0.00
Reduced Documentation	1	555,000.00	1.45	5.000	647	555,000	75.00	0.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Margins

Margins (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
2.250	86	$38,108,536.11	99.43%	5.543%	747	$443,123	74.07%	91.23%
2.750	1	219,903.83	0.57	5.375	770	219,904	62.91	100.00
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Maximum Mortgage Rate

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
9.501 to 9.750	1	$559,235.29	1.46%	4.750%	770	$559,235	80.00%	100.00%
9.751 to 10.000	6	3,183,242.95	8.31	4.936	744	530,540	75.80	82.56
10.001 to 10.250	6	4,401,474.48	11.48	5.250	759	733,579	66.33	100.00
10.251 to 10.500	30	11,571,273.10	30.19	5.425	751	385,709	75.77	92.80
10.501 to 10.750	26	11,054,812.85	28.84	5.693	752	425,185	73.72	91.47
10.751 to 11.000	12	5,036,000.21	13.14	5.894	728	419,667	73.72	87.53
11.001 to 11.250	6	2,522,401.06	6.58	6.160	721	420,400	77.53	84.83
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	% of Aggregate Principal Balance Outstanding as of the Cut-off Date	Weighted Average Coupon	Weighted Average Credit Score	Average Principal Balance Outstanding	Weighted Average Original LTV	Percent Full Doc
October 2010	1	$577,547.86	1.51%	4.875%	781	$577,548	80.00%	100.00%
November 2010	3	901,816.68	2.35	5.694	706	300,606	79.93	100.00
December 2010	17	6,803,410.13	17.75	5.477	754	400,201	73.62	91.27
March 2011	1	432,600.53	1.13	4.875	773	432,601	79.96	100.00
April 2011	1	555,000.00	1.45	5.000	647	555,000	75.00	0.00
August 2011	7	3,394,217.77	8.86	5.829	761	484,888	77.61	100.00
September 2011	57	25,663,846.97	66.96	5.553	746	450,243	73.16	91.45
Total:	**87**	**$38,328,439.94**	**100.00%**	**5.542%**	**747**	**$440,557**	**74.00%**	**91.28%**

To Maturity

Percentage of Class 1-A Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
January 25, 2006	84	78	73	68	63
January 25, 2007	70	61	53	46	39
January 25, 2008	58	48	39	31	24
January 25, 2009	48	37	29	21	15
January 25, 2010	40	29	21	15	10
January 25, 2011	33	23	15	10	6
January 25, 2012	28	18	11	7	4
January 25, 2013	23	14	8	5	3
January 25, 2014	19	11	6	3	2
January 25, 2015	16	9	4	2	1
January 25, 2016	13	7	3	1	1
January 25, 2017	11	5	2	1	*
January 25, 2018	9	4	2	1	*
January 25, 2019	7	3	1	*	*
January 25, 2020	6	2	1	*	*
January 25, 2021	5	2	1	*	*
January 25, 2022	4	1	*	*	*
January 25, 2023	3	1	*	*	*
January 25, 2024	2	1	*	*	*
January 25, 2025	2	1	*	*	*
January 25, 2026	2	*	*	*	*
January 25, 2027	1	*	*	*	*
January 25, 2028	1	*	*	*	*
January 25, 2029	1	*	*	*	*
January 25, 2030	*	*	*	*	*
January 25, 2031	*	*	*	*	*
January 25, 2032	*	*	*	*	*
January 25, 2033	*	*	*	*	*
January 25, 2034	*	*	*	*	*
January 25, 2035	0	0	0	0	0
WAL(yrs)	5.35	4.08	3.22	2.62	2.18

To Maturity

Percentage of Class 2-A Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
January 25, 2006	84	79	74	69	64
January 25, 2007	71	62	54	47	40
January 25, 2008	59	49	40	32	25
January 25, 2009	50	39	30	22	16
January 25, 2010	42	31	22	15	10
January 25, 2011	35	24	16	10	7
January 25, 2012	29	19	12	7	4
January 25, 2013	24	15	9	5	3
January 25, 2014	20	12	6	3	2
January 25, 2015	16	9	5	2	1
January 25, 2016	14	7	3	2	1
January 25, 2017	11	5	2	1	*
January 25, 2018	9	4	2	1	*
January 25, 2019	7	3	1	*	*
January 25, 2020	6	2	1	*	*
January 25, 2021	5	2	1	*	*
January 25, 2022	4	1	*	*	*
January 25, 2023	3	1	*	*	*
January 25, 2024	3	1	*	*	*
January 25, 2025	2	1	*	*	*
January 25, 2026	2	*	*	*	*
January 25, 2027	1	*	*	*	*
January 25, 2028	1	*	*	*	*
January 25, 2029	1	*	*	*	*
January 25, 2030	*	*	*	*	*
January 25, 2031	*	*	*	*	*
January 25, 2032	*	*	*	*	*
January 25, 2033	*	*	*	*	*
January 25, 2034	*	*	*	*	*
January 25, 2035	0	0	0	0	0
WAL(yrs)	5.51	4.19	3.30	2.67	2.21

To Maturity

Percentage of Class 3-A Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
January 25, 2006	84	79	74	69	63
January 25, 2007	70	62	54	47	40
January 25, 2008	59	49	39	31	24
January 25, 2009	49	39	29	22	16
January 25, 2010	41	31	22	15	10
January 25, 2011	35	24	16	11	7
January 25, 2012	29	19	12	7	4
January 25, 2013	24	15	9	5	3
January 25, 2014	20	12	6	3	2
January 25, 2015	17	9	5	2	1
January 25, 2016	14	7	3	2	1
January 25, 2017	11	5	2	1	*
January 25, 2018	9	4	2	1	*
January 25, 2019	8	3	1	*	*
January 25, 2020	6	2	1	*	*
January 25, 2021	5	2	1	*	*
January 25, 2022	4	1	*	*	*
January 25, 2023	3	1	*	*	*
January 25, 2024	3	1	*	*	*
January 25, 2025	2	1	*	*	*
January 25, 2026	2	*	*	*	*
January 25, 2027	1	*	*	*	*
January 25, 2028	1	*	*	*	*
January 25, 2029	1	*	*	*	*
January 25, 2030	*	*	*	*	*
January 25, 2031	*	*	*	*	*
January 25, 2032	*	*	*	*	*
January 25, 2033	*	*	*	*	*
January 25, 2034	*	*	*	*	*
January 25, 2035	0	0	0	0	0
WAL(yrs)	5.51	4.18	3.29	2.67	2.21

To Maturity

Percentage of Class M-1, Class M-2 and Class M-3 Certificate Principal Balance Outstanding

Date	15% CPR	20% CPR	25% CPR	30% CPR	35% CPR
Initial Percentage	100	100	100	100	100
January 25, 2006	99	99	99	99	99
January 25, 2007	99	99	99	99	99
January 25, 2008	98	98	98	98	98
January 25, 2009	98	81	73	68	64
January 25, 2010	87	64	54	47	41
January 25, 2011	72	50	40	32	26
January 25, 2012	60	39	29	22	17
January 25, 2013	50	31	21	15	11
January 25, 2014	41	24	16	10	7
January 25, 2015	34	19	11	7	4
January 25, 2016	28	15	8	5	3
January 25, 2017	23	11	6	3	2
January 25, 2018	19	9	4	2	1
January 25, 2019	16	7	3	1	1
January 25, 2020	13	5	2	1	*
January 25, 2021	10	4	2	1	*
January 25, 2022	8	3	1	*	*
January 25, 2023	7	2	1	*	*
January 25, 2024	5	2	1	*	*
January 25, 2025	4	1	*	*	*
January 25, 2026	3	1	*	*	*
January 25, 2027	3	1	*	*	*
January 25, 2028	2	*	*	*	*
January 25, 2029	1	*	*	*	*
January 25, 2030	1	*	*	*	*
January 25, 2031	1	*	*	*	*
January 25, 2032	*	*	*	*	*
January 25, 2033	*	*	*	*	*
January 25, 2034	*	*	*	*	*
January 25, 2035	0	0	0	0	0
WAL(yrs)	9.37	7.19	6.22	5.64	5.21

Class 1-A Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.50000	4.537	4.544	4.552	4.560	4.570
99.55000	4.511	4.516	4.521	4.527	4.534
99.60000	4.485	4.488	4.491	4.495	4.499
99.65000	4.459	4.460	4.461	4.462	4.464
99.70000	4.432	4.432	4.431	4.430	4.428
99.75000	4.406	4.403	4.400	4.397	4.393
99.80000	4.380	4.375	4.370	4.364	4.358
99.85000	4.354	4.347	4.340	4.332	4.323
99.90000	4.328	4.319	4.310	4.299	4.288
99.95000	4.302	4.291	4.280	4.267	4.252
100.00000	4.276	4.263	4.250	4.234	4.217
100.05000	4.250	4.236	4.220	4.202	4.182
100.10000	4.224	4.208	4.190	4.170	4.147
100.15000	4.198	4.180	4.160	4.137	4.112
100.20000	4.172	4.152	4.130	4.105	4.077
100.25000	4.146	4.124	4.100	4.073	4.042
100.30000	4.120	4.096	4.070	4.040	4.007
100.35000	4.094	4.068	4.040	4.008	3.972
100.40000	4.068	4.041	4.010	3.976	3.937
100.45000	4.042	4.013	3.980	3.944	3.902
100.50000	4.016	3.985	3.950	3.911	3.868
100.55000	3.991	3.957	3.920	3.879	3.833
100.60000	3.965	3.930	3.891	3.847	3.798
100.65000	3.939	3.902	3.861	3.815	3.763
100.70000	3.913	3.874	3.831	3.783	3.729
100.75000	3.887	3.847	3.801	3.751	3.694
100.80000	3.862	3.819	3.772	3.719	3.659
100.85000	3.836	3.791	3.742	3.687	3.625
100.90000	3.810	3.764	3.712	3.655	3.590
100.95000	3.785	3.736	3.683	3.623	3.556
101.00000	3.759	3.709	3.653	3.591	3.521
WAL(yrs)	2.05	1.91	1.77	1.64	1.51
Payment Window	Feb05 - Sep07	Feb05 - Sep07	Feb05 - Sep07	Feb05 - Sep07	Feb05 - Sep07

Class 2-A Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.50000	4.786	4.793	4.800	4.809	4.820
99.55000	4.768	4.773	4.778	4.784	4.791
99.60000	4.750	4.753	4.756	4.759	4.763
99.65000	4.733	4.733	4.733	4.734	4.735
99.70000	4.715	4.713	4.711	4.709	4.706
99.75000	4.697	4.693	4.689	4.683	4.678
99.80000	4.679	4.673	4.666	4.658	4.649
99.85000	4.662	4.653	4.644	4.633	4.621
99.90000	4.644	4.634	4.622	4.608	4.593
99.95000	4.626	4.614	4.599	4.583	4.565
100.00000	4.609	4.594	4.577	4.558	4.536
100.05000	4.591	4.574	4.555	4.533	4.508
100.10000	4.573	4.554	4.533	4.508	4.480
100.15000	4.556	4.535	4.510	4.483	4.452
100.20000	4.538	4.515	4.488	4.458	4.424
100.25000	4.520	4.495	4.466	4.433	4.396
100.30000	4.503	4.475	4.444	4.408	4.368
100.35000	4.485	4.456	4.422	4.383	4.339
100.40000	4.468	4.436	4.400	4.358	4.311
100.45000	4.450	4.416	4.378	4.334	4.283
100.50000	4.433	4.397	4.356	4.309	4.255
100.55000	4.415	4.377	4.334	4.284	4.228
100.60000	4.398	4.358	4.312	4.259	4.200
100.65000	4.380	4.338	4.289	4.234	4.172
100.70000	4.363	4.318	4.268	4.210	4.144
100.75000	4.345	4.299	4.246	4.185	4.116
100.80000	4.328	4.279	4.224	4.160	4.088
100.85000	4.310	4.260	4.202	4.136	4.060
100.90000	4.293	4.240	4.180	4.111	4.033
100.95000	4.275	4.221	4.158	4.086	4.005
101.00000	4.258	4.201	4.136	4.062	3.977
WAL	3.15	2.80	2.47	2.19	1.93
Principal Window	Feb05 - Oct09	Feb05 - Oct09	Feb05 - Oct09	Feb05 - Oct09	Feb05 - Oct09

Class 3-A Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.50000	5.091	5.050	5.003	4.949	4.888
100.55000	5.076	5.033	4.983	4.926	4.861
100.60000	5.061	5.016	4.963	4.903	4.835
100.65000	5.047	4.999	4.943	4.880	4.808
100.70000	5.032	4.982	4.924	4.857	4.782
100.75000	5.017	4.965	4.904	4.834	4.756
100.80000	5.002	4.947	4.884	4.812	4.729
100.85000	4.987	4.930	4.864	4.789	4.703
100.90000	4.973	4.913	4.845	4.766	4.677
100.95000	4.958	4.896	4.825	4.743	4.651
101.00000	4.943	4.879	4.805	4.720	4.624
101.05000	4.928	4.862	4.785	4.698	4.598
101.10000	4.914	4.845	4.766	4.675	4.572
101.15000	4.899	4.828	4.746	4.652	4.546
101.20000	4.884	4.811	4.726	4.630	4.520
101.25000	4.869	4.794	4.707	4.607	4.494
101.30000	4.855	4.777	4.687	4.584	4.468
101.35000	4.840	4.760	4.668	4.562	4.442
101.40000	4.825	4.743	4.648	4.539	4.416
101.45000	4.811	4.726	4.628	4.517	4.390
101.50000	4.796	4.709	4.609	4.494	4.364
101.55000	4.781	4.692	4.589	4.472	4.338
101.60000	4.767	4.675	4.570	4.449	4.312
101.65000	4.752	4.659	4.550	4.427	4.286
101.70000	4.738	4.642	4.531	4.404	4.260
101.75000	4.723	4.625	4.511	4.382	4.235
101.80000	4.708	4.608	4.492	4.359	4.209
101.85000	4.694	4.591	4.473	4.337	4.183
101.90000	4.679	4.574	4.453	4.315	4.157
101.95000	4.665	4.558	4.434	4.292	4.132
102.00000	4.650	4.541	4.414	4.270	4.106
WAL	3.89	3.32	2.84	2.43	2.09
Principal Window	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11

Class M-1 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
97.25000	5.409	5.434	5.445	5.451	5.458
97.30000	5.395	5.419	5.430	5.436	5.443
97.35000	5.381	5.405	5.415	5.421	5.427
97.40000	5.367	5.390	5.400	5.406	5.412
97.45000	5.353	5.375	5.385	5.391	5.397
97.50000	5.339	5.361	5.370	5.376	5.381
97.55000	5.325	5.346	5.355	5.360	5.366
97.60000	5.311	5.331	5.340	5.345	5.351
97.65000	5.297	5.317	5.325	5.330	5.335
97.70000	5.283	5.302	5.310	5.315	5.320
97.75000	5.269	5.287	5.296	5.300	5.305
97.80000	5.256	5.273	5.281	5.285	5.289
97.85000	5.242	5.258	5.266	5.270	5.274
97.90000	5.228	5.244	5.251	5.255	5.259
97.95000	5.214	5.229	5.236	5.240	5.244
98.00000	5.200	5.214	5.221	5.225	5.228
98.05000	5.186	5.200	5.206	5.210	5.213
98.10000	5.172	5.185	5.191	5.195	5.198
98.15000	5.158	5.171	5.177	5.180	5.183
98.20000	5.145	5.156	5.162	5.165	5.168
98.25000	5.131	5.142	5.147	5.150	5.153
98.30000	5.117	5.127	5.132	5.135	5.137
98.35000	5.103	5.113	5.117	5.120	5.122
98.40000	5.089	5.098	5.102	5.105	5.107
98.45000	5.075	5.084	5.088	5.090	5.092
98.50000	5.062	5.069	5.073	5.075	5.077
98.55000	5.048	5.055	5.058	5.060	5.062
98.60000	5.034	5.040	5.043	5.045	5.047
98.65000	5.020	5.026	5.029	5.030	5.031
98.70000	5.007	5.011	5.014	5.015	5.016
98.75000	4.993	4.997	4.999	5.000	5.001
WAL	4.16	3.94	3.85	3.80	3.75
Principal Window	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11

Class M-2 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
96.75000	5.550	5.582	5.596	5.604	5.612
96.80000	5.536	5.567	5.581	5.589	5.597
96.85000	5.522	5.552	5.566	5.573	5.581
96.90000	5.507	5.537	5.550	5.558	5.566
96.95000	5.493	5.522	5.535	5.543	5.550
97.00000	5.479	5.508	5.520	5.528	5.535
97.05000	5.465	5.493	5.505	5.512	5.519
97.10000	5.451	5.478	5.490	5.497	5.504
97.15000	5.437	5.463	5.475	5.482	5.489
97.20000	5.423	5.449	5.460	5.467	5.473
97.25000	5.409	5.434	5.445	5.451	5.458
97.30000	5.395	5.419	5.430	5.436	5.443
97.35000	5.381	5.405	5.415	5.421	5.427
97.40000	5.367	5.390	5.400	5.406	5.412
97.45000	5.353	5.375	5.385	5.391	5.397
97.50000	5.339	5.361	5.370	5.376	5.381
97.55000	5.325	5.346	5.355	5.360	5.366
97.60000	5.311	5.331	5.340	5.345	5.351
97.65000	5.297	5.317	5.325	5.330	5.335
97.70000	5.283	5.302	5.310	5.315	5.320
97.75000	5.269	5.287	5.296	5.300	5.305
97.80000	5.256	5.273	5.281	5.285	5.289
97.85000	5.242	5.258	5.266	5.270	5.274
97.90000	5.228	5.244	5.251	5.255	5.259
97.95000	5.214	5.229	5.236	5.240	5.244
98.00000	5.200	5.214	5.221	5.225	5.228
98.05000	5.186	5.200	5.206	5.210	5.213
98.10000	5.172	5.185	5.191	5.195	5.198
98.15000	5.158	5.171	5.177	5.180	5.183
98.20000	5.145	5.156	5.162	5.165	5.168
98.25000	5.131	5.142	5.147	5.150	5.153
WAL	4.16	3.94	3.85	3.80	3.75
Principal Window	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11

Class M-3 Yield Table (To CPB)

	15% CPB To Maturity	20% CPB To Maturity	25% CPB To Maturity	30% CPB To Maturity	35% CPB To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
94.75000	6.121	6.182	6.208	6.223	6.239
94.80000	6.107	6.166	6.192	6.208	6.223
94.85000	6.092	6.151	6.177	6.192	6.207
94.90000	6.078	6.136	6.162	6.176	6.192
94.95000	6.063	6.121	6.146	6.161	6.176
95.00000	6.049	6.106	6.131	6.145	6.160
95.05000	6.035	6.091	6.115	6.129	6.144
95.10000	6.020	6.075	6.100	6.114	6.128
95.15000	6.006	6.060	6.084	6.098	6.112
95.20000	5.991	6.045	6.069	6.083	6.097
95.25000	5.977	6.030	6.053	6.067	6.081
95.30000	5.963	6.015	6.038	6.051	6.065
95.35000	5.948	6.000	6.023	6.036	6.049
95.40000	5.934	5.985	6.007	6.020	6.034
95.45000	5.920	5.970	5.992	6.005	6.018
95.50000	5.905	5.955	5.976	5.989	6.002
95.55000	5.891	5.940	5.961	5.974	5.986
95.60000	5.877	5.925	5.946	5.958	5.971
95.65000	5.862	5.910	5.930	5.943	5.955
95.70000	5.848	5.895	5.915	5.927	5.939
95.75000	5.834	5.880	5.900	5.912	5.924
95.80000	5.819	5.865	5.885	5.896	5.908
95.85000	5.805	5.850	5.869	5.881	5.892
95.90000	5.791	5.835	5.854	5.865	5.877
95.95000	5.777	5.820	5.839	5.850	5.861
96.00000	5.762	5.805	5.823	5.834	5.845
96.05000	5.748	5.790	5.808	5.819	5.830
96.10000	5.734	5.775	5.793	5.803	5.814
96.15000	5.720	5.760	5.778	5.788	5.799
96.20000	5.705	5.745	5.762	5.773	5.783
96.25000	5.691	5.730	5.747	5.757	5.767
WAL	4.16	3.94	3.85	3.80	3.75
Principal Window	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11	Feb05 - Sep11

Class 1-A (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.50000	4.991	4.931	4.877	4.828	4.785
99.55000	4.979	4.917	4.858	4.806	4.759
99.60000	4.967	4.902	4.840	4.784	4.734
99.65000	4.955	4.887	4.822	4.762	4.708
99.70000	4.943	4.872	4.804	4.741	4.682
99.75000	4.932	4.858	4.786	4.719	4.657
99.80000	4.920	4.843	4.768	4.697	4.631
99.85000	4.908	4.828	4.750	4.676	4.606
99.90000	4.896	4.813	4.732	4.654	4.580
99.95000	4.885	4.799	4.714	4.632	4.554
100.00000	4.873	4.784	4.696	4.611	4.529
100.05000	4.861	4.769	4.678	4.589	4.504
100.10000	4.850	4.755	4.660	4.568	4.478
100.15000	4.838	4.740	4.642	4.546	4.453
100.20000	4.826	4.725	4.624	4.525	4.427
100.25000	4.815	4.711	4.607	4.503	4.402
100.30000	4.803	4.696	4.589	4.482	4.377
100.35000	4.791	4.682	4.571	4.461	4.351
100.40000	4.780	4.667	4.553	4.439	4.326
100.45000	4.768	4.652	4.535	4.418	4.301
100.50000	4.756	4.638	4.517	4.397	4.276
100.55000	4.745	4.623	4.500	4.375	4.250
100.60000	4.733	4.609	4.482	4.354	4.225
100.65000	4.722	4.594	4.464	4.333	4.200
100.70000	4.710	4.580	4.447	4.311	4.175
100.75000	4.699	4.565	4.429	4.290	4.150
100.80000	4.687	4.551	4.411	4.269	4.125
100.85000	4.676	4.537	4.394	4.248	4.100
100.90000	4.664	4.522	4.376	4.227	4.075
100.95000	4.653	4.508	4.358	4.206	4.050
101.00000	4.641	4.493	4.341	4.184	4.025
WAL	5.35	4.08	3.22	2.62	2.18
Principal Window	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34

Class 2-A (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
99.50000	4.945	4.914	4.890	4.873	4.864
99.55000	4.934	4.899	4.872	4.851	4.838
99.60000	4.922	4.885	4.854	4.830	4.813
99.65000	4.911	4.870	4.836	4.809	4.787
99.70000	4.899	4.856	4.818	4.787	4.762
99.75000	4.888	4.841	4.801	4.766	4.736
99.80000	4.876	4.827	4.783	4.744	4.711
99.85000	4.865	4.812	4.765	4.723	4.686
99.90000	4.853	4.798	4.747	4.702	4.660
99.95000	4.842	4.784	4.730	4.680	4.635
100.00000	4.831	4.769	4.712	4.659	4.610
100.05000	4.819	4.755	4.694	4.638	4.585
100.10000	4.808	4.740	4.677	4.616	4.560
100.15000	4.796	4.726	4.659	4.595	4.534
100.20000	4.785	4.712	4.641	4.574	4.509
100.25000	4.773	4.697	4.624	4.553	4.484
100.30000	4.762	4.683	4.606	4.532	4.459
100.35000	4.751	4.669	4.589	4.511	4.434
100.40000	4.739	4.655	4.571	4.489	4.409
100.45000	4.728	4.640	4.554	4.468	4.384
100.50000	4.717	4.626	4.536	4.447	4.359
100.55000	4.705	4.612	4.519	4.426	4.334
100.60000	4.694	4.598	4.501	4.405	4.309
100.65000	4.683	4.583	4.484	4.384	4.284
100.70000	4.672	4.569	4.466	4.363	4.260
100.75000	4.660	4.555	4.449	4.342	4.235
100.80000	4.649	4.541	4.431	4.321	4.210
100.85000	4.638	4.527	4.414	4.301	4.185
100.90000	4.627	4.513	4.397	4.280	4.160
100.95000	4.615	4.498	4.379	4.259	4.136
101.00000	4.604	4.484	4.362	4.238	4.111
WAL	5.51	4.19	3.30	2.67	2.21
Principal Window	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34

Class 3-A (To Maturity)

	15% CPR *To Maturity*	20% CPR *To Maturity*	25% CPR *To Maturity*	30% CPR *To Maturity*	35% CPR *To Maturity*
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
100.50000	5.123	5.078	5.026	4.967	4.901
100.55000	5.111	5.064	5.008	4.946	4.876
100.60000	5.100	5.049	4.991	4.924	4.850
100.65000	5.088	5.035	4.973	4.903	4.825
100.70000	5.076	5.020	4.955	4.882	4.800
100.75000	5.065	5.005	4.937	4.860	4.775
100.80000	5.053	4.991	4.919	4.839	4.749
100.85000	5.042	4.976	4.902	4.817	4.724
100.90000	5.030	4.962	4.884	4.796	4.699
100.95000	5.019	4.947	4.866	4.775	4.674
101.00000	5.007	4.933	4.848	4.754	4.649
101.05000	4.996	4.918	4.831	4.732	4.623
101.10000	4.984	4.904	4.813	4.711	4.598
101.15000	4.973	4.890	4.795	4.690	4.573
101.20000	4.961	4.875	4.778	4.669	4.548
101.25000	4.950	4.861	4.760	4.648	4.523
101.30000	4.938	4.846	4.742	4.626	4.498
101.35000	4.927	4.832	4.725	4.605	4.473
101.40000	4.915	4.818	4.707	4.584	4.448
101.45000	4.904	4.803	4.690	4.563	4.423
101.50000	4.892	4.789	4.672	4.542	4.399
101.55000	4.881	4.775	4.655	4.521	4.374
101.60000	4.870	4.760	4.637	4.500	4.349
101.65000	4.858	4.746	4.620	4.479	4.324
101.70000	4.847	4.732	4.602	4.458	4.299
101.75000	4.835	4.718	4.585	4.437	4.275
101.80000	4.824	4.703	4.567	4.416	4.250
101.85000	4.813	4.689	4.550	4.395	4.225
101.90000	4.801	4.675	4.533	4.375	4.201
101.95000	4.790	4.661	4.515	4.354	4.176
102.00000	4.779	4.647	4.498	4.333	4.151
WAL	5.51	4.18	3.29	2.67	2.21
Principal Window	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34	Feb05 - Sep34

Class M-1 (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
97.25000	5.355	5.381	5.398	5.411	5.423
97.30000	5.348	5.372	5.388	5.400	5.411
97.35000	5.340	5.363	5.378	5.389	5.400
97.40000	5.333	5.354	5.368	5.378	5.388
97.45000	5.326	5.345	5.358	5.367	5.376
97.50000	5.318	5.336	5.348	5.356	5.365
97.55000	5.311	5.327	5.338	5.345	5.353
97.60000	5.304	5.318	5.328	5.335	5.342
97.65000	5.296	5.309	5.317	5.324	5.330
97.70000	5.289	5.300	5.307	5.313	5.318
97.75000	5.282	5.291	5.297	5.302	5.307
97.80000	5.275	5.282	5.287	5.291	5.295
97.85000	5.267	5.273	5.277	5.280	5.284
97.90000	5.260	5.264	5.267	5.269	5.272
97.95000	5.253	5.255	5.257	5.259	5.261
98.00000	5.246	5.246	5.247	5.248	5.249
98.05000	5.238	5.237	5.237	5.237	5.238
98.10000	5.231	5.228	5.227	5.226	5.226
98.15000	5.224	5.219	5.217	5.215	5.215
98.20000	5.217	5.210	5.207	5.205	5.203
98.25000	5.209	5.201	5.197	5.194	5.192
98.30000	5.202	5.192	5.187	5.183	5.180
98.35000	5.195	5.183	5.177	5.172	5.169
98.40000	5.188	5.175	5.167	5.162	5.157
98.45000	5.181	5.166	5.157	5.151	5.146
98.50000	5.173	5.157	5.148	5.140	5.134
98.55000	5.166	5.148	5.138	5.129	5.123
98.60000	5.159	5.139	5.128	5.119	5.112
98.65000	5.152	5.130	5.118	5.108	5.100
98.70000	5.145	5.121	5.108	5.097	5.089
98.75000	5.137	5.112	5.098	5.087	5.077
WAL	9.37	7.19	6.22	5.64	5.21
Principal Window	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34

Class M-2 (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
96.75000	5.428	5.471	5.500	5.520	5.540
96.80000	5.421	5.462	5.490	5.509	5.528
96.85000	5.414	5.453	5.479	5.498	5.516
96.90000	5.406	5.444	5.469	5.487	5.504
96.95000	5.399	5.435	5.459	5.476	5.493
97.00000	5.392	5.426	5.449	5.465	5.481
97.05000	5.384	5.417	5.439	5.455	5.469
97.10000	5.377	5.408	5.429	5.444	5.458
97.15000	5.370	5.399	5.418	5.433	5.446
97.20000	5.362	5.390	5.408	5.422	5.434
97.25000	5.355	5.381	5.398	5.411	5.423
97.30000	5.348	5.372	5.388	5.400	5.411
97.35000	5.340	5.363	5.378	5.389	5.400
97.40000	5.333	5.354	5.368	5.378	5.388
97.45000	5.326	5.345	5.358	5.367	5.376
97.50000	5.318	5.336	5.348	5.356	5.365
97.55000	5.311	5.327	5.338	5.345	5.353
97.60000	5.304	5.318	5.328	5.335	5.342
97.65000	5.296	5.309	5.317	5.324	5.330
97.70000	5.289	5.300	5.307	5.313	5.318
97.75000	5.282	5.291	5.297	5.302	5.307
97.80000	5.275	5.282	5.287	5.291	5.295
97.85000	5.267	5.273	5.277	5.280	5.284
97.90000	5.260	5.264	5.267	5.269	5.272
97.95000	5.253	5.255	5.257	5.259	5.261
98.00000	5.246	5.246	5.247	5.248	5.249
98.05000	5.238	5.237	5.237	5.237	5.238
98.10000	5.231	5.228	5.227	5.226	5.226
98.15000	5.224	5.219	5.217	5.215	5.215
98.20000	5.217	5.210	5.207	5.205	5.203
98.25000	5.209	5.201	5.197	5.194	5.192
WAL	9.37	7.19	6.22	5.64	5.21
Principal Window	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34

Class M-3 (To Maturity)

	15% CPR To Maturity	20% CPR To Maturity	25% CPR To Maturity	30% CPR To Maturity	35% CPR To Maturity
Price (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)	Yield (%)
94.75000	5.728	5.841	5.913	5.967	6.015
94.80000	5.721	5.832	5.903	5.955	6.003
94.85000	5.713	5.823	5.892	5.944	5.991
94.90000	5.705	5.813	5.882	5.933	5.979
94.95000	5.698	5.804	5.872	5.921	5.967
95.00000	5.690	5.794	5.861	5.910	5.955
95.05000	5.683	5.785	5.851	5.899	5.943
95.10000	5.675	5.776	5.840	5.888	5.931
95.15000	5.668	5.766	5.830	5.876	5.919
95.20000	5.660	5.757	5.819	5.865	5.907
95.25000	5.652	5.748	5.809	5.854	5.895
95.30000	5.645	5.738	5.798	5.843	5.883
95.35000	5.637	5.729	5.788	5.831	5.871
95.40000	5.630	5.720	5.778	5.820	5.859
95.45000	5.622	5.711	5.767	5.809	5.847
95.50000	5.615	5.701	5.757	5.798	5.835
95.55000	5.607	5.692	5.746	5.787	5.823
95.60000	5.600	5.683	5.736	5.775	5.811
95.65000	5.592	5.673	5.726	5.764	5.799
95.70000	5.585	5.664	5.715	5.753	5.787
95.75000	5.577	5.655	5.705	5.742	5.775
95.80000	5.570	5.646	5.695	5.731	5.764
95.85000	5.562	5.636	5.684	5.720	5.752
95.90000	5.555	5.627	5.674	5.708	5.740
95.95000	5.547	5.618	5.664	5.697	5.728
96.00000	5.540	5.609	5.653	5.686	5.716
96.05000	5.532	5.600	5.643	5.675	5.704
96.10000	5.525	5.590	5.633	5.664	5.692
96.15000	5.517	5.581	5.623	5.653	5.681
96.20000	5.510	5.572	5.612	5.642	5.669
96.25000	5.503	5.563	5.602	5.631	5.657
WAL	9.37	7.19	6.22	5.64	5.21
Principal Window	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34	Feb05 - Oct34

RMBS New Transaction

Computational Materials

$569,138,000
(Approximate, Subject to Final Collateral)

MLMI 2005-A1

Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Merrill Lynch Mortgage Capital, Inc,
Sellers

Wells Fargo Bank Minnesota, N.A.
Master Servicer

January [6], 2005

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MLMI_2005-A1_CompMats - Bond CF - 2A

Period	Date	Principal	Interest	Cash Flow	Balance
Total		370,932,000.00	43,171,535.91	414,103,535.91	
0	31-Jan-05	0	0	0	370,932,000.00
1	25-Feb-05	9,187,240.01	1,444,196.03	10,631,436.04	361,744,759.99
2	25-Mar-05	8,967,878.44	1,408,403.70	10,376,282.14	352,776,881.56
3	25-Apr-05	8,753,744.74	1,373,466.44	10,127,211.18	344,023,136.81
4	25-May-05	8,544,714.46	1,339,363.86	9,884,078.32	335,478,422.35
5	25-Jun-05	8,340,666.10	1,306,076.07	9,646,742.16	327,137,756.25
6	25-Jul-05	8,141,481.03	1,273,583.63	9,415,064.66	318,996,275.22
7	25-Aug-05	7,947,043.48	1,241,867.59	9,188,911.07	311,049,231.74
8	25-Sep-05	7,757,240.40	1,210,909.43	8,968,149.83	303,291,991.34
9	25-Oct-05	7,571,961.45	1,180,691.07	8,752,652.53	295,720,029.89
10	25-Nov-05	7,391,098.92	1,151,194.89	8,542,293.80	288,328,930.97
11	25-Dec-05	7,214,547.62	1,122,403.65	8,336,951.27	281,114,383.35
12	25-Jan-06	7,042,204.92	1,094,300.54	8,136,505.46	274,072,178.43
13	25-Feb-06	6,873,970.60	1,066,869.16	7,940,839.76	267,198,207.83
14	25-Mar-06	6,709,746.81	1,040,093.48	7,749,840.30	260,488,461.01
15	25-Apr-06	6,549,438.07	1,013,957.87	7,563,395.94	253,939,022.94
16	25-May-06	6,392,951.13	988,447.06	7,381,398.19	247,546,071.81
17	25-Jun-06	6,240,194.98	963,546.15	7,203,741.13	241,305,876.83
18	25-Jul-06	6,091,080.77	939,240.59	7,030,321.36	235,214,796.06
19	25-Aug-06	5,945,521.77	915,516.18	6,861,037.95	229,269,274.28
20	25-Sep-06	5,803,433.31	892,359.06	6,695,792.37	223,465,840.97
21	25-Oct-06	5,664,732.72	869,755.70	6,534,488.42	217,801,108.25
22	25-Nov-06	5,529,339.32	847,692.89	6,377,032.21	212,271,768.93
23	25-Dec-06	5,397,174.34	826,157.73	6,223,332.07	206,874,594.59
24	25-Jan-07	5,268,160.87	805,137.64	6,073,298.51	201,606,433.72
25	25-Feb-07	5,142,223.86	784,620.33	5,926,844.19	196,464,209.85
26	25-Mar-07	5,019,290.03	764,593.80	5,783,883.82	191,444,919.83
27	25-Apr-07	4,899,287.82	745,046.35	5,644,334.17	186,545,632.00
28	25-May-07	4,782,147.42	725,966.54	5,508,113.96	181,763,484.58
29	25-Jun-07	4,667,800.65	707,343.22	5,375,143.87	177,095,683.94
30	25-Jul-07	4,556,180.95	689,165.50	5,245,346.45	172,539,502.99
31	25-Aug-07	4,447,223.36	671,422.74	5,118,646.11	168,092,279.63
32	25-Sep-07	4,340,864.46	654,104.57	4,994,969.04	163,751,415.16
33	25-Oct-07	4,237,042.35	637,200.86	4,874,243.20	159,514,372.82
34	25-Nov-07	4,135,696.57	620,701.71	4,756,398.27	155,378,676.25
35	25-Dec-07	4,036,768.12	604,597.47	4,641,365.59	151,341,908.13
36	25-Jan-08	3,940,199.43	588,878.71	4,529,078.14	147,401,708.70
37	25-Feb-08	3,530,121.24	573,536.25	4,103,657.49	143,871,587.46
38	25-Mar-08	3,445,753.16	559,789.89	4,005,543.04	140,425,834.30
39	25-Apr-08	3,363,398.08	546,372.26	3,909,770.34	137,062,436.22
40	25-May-08	3,283,008.04	533,275.52	3,816,283.56	133,779,428.19
41	25-Jun-08	3,204,536.21	520,492.01	3,725,028.22	130,574,891.98
42	25-Jul-08	3,127,936.88	508,014.25	3,635,951.13	127,446,955.09
43	25-Aug-08	3,053,165.44	495,834.93	3,549,000.38	124,393,789.65
44	25-Sep-08	2,980,178.33	483,946.94	3,464,125.27	121,413,611.32
45	25-Oct-08	2,908,933.02	472,343.33	3,381,276.34	118,504,678.30
46	25-Nov-08	2,839,388.00	461,017.29	3,300,405.28	115,665,290.31
47	25-Dec-08	2,771,502.75	449,962.20	3,221,464.94	112,893,787.56
48	25-Jan-09	2,705,237.71	439,171.59	3,144,409.30	110,188,549.85
49	25-Feb-09	2,640,554.27	428,639.15	3,069,193.42	107,547,995.58
50	25-Mar-09	25,315,276.14	418,358.71	25,733,634.85	82,232,719.44
51	25-Apr-09	1,975,544.79	334,789.61	2,310,334.40	80,257,174.65
52	25-May-09	1,928,213.78	326,742.32	2,254,956.10	78,328,960.87
53	25-Jun-09	1,882,014.28	318,887.92	2,200,902.20	76,446,946.59
54	25-Jul-09	1,836,919.29	311,221.79	2,148,141.09	74,610,027.30
55	25-Aug-09	49,874,683.97	303,739.43	50,178,423.41	24,735,343.32
56	25-Sep-09	588,922.29	89,328.20	678,250.49	24,146,421.04
57	25-Oct-09	24,146,421.04	87,200.12	24,233,621.16	0

RMBS New Transaction

Computational Materials

$569,138,000
(Approximate, Subject to Final Collateral)

MLMI 2005-A1
Mortgage Pass-Through Certificates
Adjustable Rate Residential Mortgage Loans

Merrill Lynch Mortgage Lending, Inc.
Merrill Lynch Mortgage Capital, Inc,
Sellers

Wells Fargo Bank Minnesota, N.A.
Master Servicer

January [6], 2005

Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Merrill Lynch account executive for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the Prospectus and Prospectus Supplement.

The attached tables and other statistical analyses (the "Computational Materials") are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. None of Merrill Lynch, the issuer of the securities nor any of their affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. Except as provided in the following paragraph, the information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Notwithstanding anything to the contrary contained herein, except to the extent necessary to comply with applicable securities laws, any recipient of these Computational Materials (and each employee, representative or other agent of the recipient) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and tax structure of the issuer and the certificates, any fact relevant to understanding the federal tax treatment or tax structure of the issuer or the certificates, and all material of any kind (including opinions and other tax analyses) relating to such federal tax treatment or tax structure other than the identity of the issuer and information that would permit the identification of the issuer.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive information on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-3659.

Please be advised that residential mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

MLMI 2005-1 - Price/Yield - 2A1

Balance	282,666,000	Delay	24	WAC(2)	4.952558451	WAM(2)	354
Coupon	4.6721	Dated	1/1/2005	NET(2)	4.67211	WALA(2)	6
Settle	1/31/2005	First Payment	2/25/2005				

Prepay	0 CPB	5 CPB	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB	45 CPB
Price	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield	Yield
100.28070	4.574	4.547	4.513	4.472	4.421	4.357	4.281	4.197	4.107	4.011
100.30070	4.569	4.541	4.506	4.464	4.411	4.346	4.267	4.179	4.087	3.988
100.32070	4.564	4.535	4.500	4.456	4.401	4.334	4.252	4.162	4.067	3.965
100.34070	4.559	4.529	4.493	4.447	4.392	4.322	4.238	4.145	4.047	3.942
100.36070	4.554	4.523	4.486	4.439	4.382	4.310	4.224	4.128	4.027	3.918
100.38070	4.549	4.517	4.479	4.431	4.372	4.298	4.209	4.111	4.007	3.895
100.40070	4.544	4.511	4.472	4.423	4.362	4.287	4.195	4.094	3.987	3.872
100.42070	4.538	4.505	4.465	4.415	4.353	4.275	4.181	4.077	3.967	3.849
100.44070	4.533	4.500	4.458	4.406	4.343	4.263	4.167	4.060	3.947	3.826
100.46070	4.528	4.494	4.451	4.398	4.333	4.251	4.152	4.043	3.927	3.803
100.48070	4.523	4.488	4.444	4.390	4.323	4.240	4.138	4.026	3.907	3.780
100.50070	4.518	4.482	4.437	4.382	4.314	4.228	4.124	4.009	3.887	3.757
100.52070	4.513	4.476	4.430	4.374	4.304	4.216	4.110	3.992	3.867	3.733
100.54070	4.508	4.470	4.424	4.366	4.294	4.204	4.095	3.975	3.847	3.710
100.56070	4.503	4.464	4.417	4.357	4.284	4.193	4.081	3.958	3.828	3.687
100.58070	4.498	4.458	4.410	4.349	4.275	4.181	4.067	3.941	3.808	3.664
100.60070	4.493	4.452	4.403	4.341	4.265	4.169	4.053	3.924	3.788	3.641
100.62070	4.488	4.446	4.396	4.333	4.255	4.157	4.038	3.907	3.768	3.618
100.64070	4.483	4.441	4.389	4.325	4.245	4.146	4.024	3.890	3.748	3.595
100.66070	4.478	4.435	4.382	4.317	4.236	4.134	4.010	3.873	3.728	3.572
100.68070	4.472	4.429	4.375	4.309	4.226	4.122	3.996	3.856	3.708	3.549
100.70070	4.467	4.423	4.368	4.300	4.216	4.110	3.981	3.839	3.688	3.526
100.72070	4.462	4.417	4.361	4.292	4.207	4.099	3.967	3.822	3.668	3.503
100.74070	4.457	4.411	4.355	4.284	4.197	4.087	3.953	3.805	3.649	3.480
100.76070	4.452	4.405	4.348	4.276	4.187	4.075	3.939	3.788	3.629	3.457
100.78070	4.447	4.399	4.341	4.268	4.178	4.064	3.925	3.771	3.609	3.434
100.80070	4.442	4.394	4.334	4.260	4.168	4.052	3.910	3.754	3.589	3.411
100.82070	4.437	4.388	4.327	4.252	4.158	4.040	3.896	3.737	3.569	3.388
100.84070	4.432	4.382	4.320	4.243	4.148	4.029	3.882	3.720	3.549	3.365
100.86070	4.427	4.376	4.313	4.235	4.139	4.017	3.868	3.703	3.530	3.343
100.88070	4.422	4.370	4.307	4.227	4.129	4.005	3.854	3.687	3.510	3.320
WAL	4.41	3.77	3.20	2.68	2.22	1.82	1.48	1.23	1.04	0.90
Principal Window	Feb05 - Aug09	Feb05 - Aug09	Feb05 - Aug09	Feb05 - Aug09	Feb05 - Aug09	Feb05 - Mar09	Feb05 - Nov08	Feb05 - Feb08	Feb05 - Sep07	Feb05 - Apr07
LIBOR_1MO	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
LIBOR_1YR	3.18	3.18	3.18	3.18	3.18	3.18	3.18	3.18	3.18	3.18
CMT_1YR	2.9	2.9	2.9	2.9	2.9	2.9	2.9	2.9	2.9	2.9
Optional Redemption	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)	Call (N)

swap 01/06/05 Mat	2yr	3yr	4yr	5yr	6yr	7yr	8yr	9yr	10yr	15yr
Yld	3.530839	3.757759	3.943133	4.103508	4.246392	4.371777	4.487162	4.587547	4.677931	4.993497